EXECUTION VERSION

Securities Purchase Agreement

by and among

EdgeRock Technologies Holdings, Inc.
(a Delaware corporation),

BG Staffing, LLC
(a Delaware Limited Liability Company),

and

CDI Holding Company LLC
(a Delaware limited liability company)

February 3, 2020

TABLE OF CONTENTS
Page

Article I DEFINITIONS	1

1.01	Definitions 1

1.02	Other Definitional Provisions 13

Article II PURCHASE AND SALE OF THE SECURITIES	14

2.01	Purchase and Sale 14

2.02	The Closing 14

2.03	The Closing Transactions 14

2.04	Closing Cash Proceeds Adjustment 16

2.05	Withholding 19

Article III REPRESENTATIONS AND WARRANTIES OF THE SELLER	19

3.01	Authority, Validity and Effect 19

3.02	Title to Securities 20

3.03	No Breach 20

3.04	Litigation 20

3.05	Brokerage 20

3.06	Governmental Consents 20

Article IV REPRESENTATIONS AND WARRANTIES OF THE SELLER REGARDING THE COMPANY	21

4.01	Organization and Corporate Power 21

4.02	Subsidiaries 21

4.03	Authorization; No Breach 21

4.04	Capital Stock 22

4.05	Financial Statements 23

4.06	Assets 24

4.07	Absence of Undisclosed Liabilities 24

4.08	No Material Adverse Change; Absence of Certain Developments 24

4.09	Title to Properties 27

4.10	Tax Matters 28

4.11	Contracts and Commitments 30

2

4.12	Intellectual Property 31

4.13	Litigation 32

4.14	Governmental Consents 32

4.15	Employee Benefit Plans 32

4.16	Insurance 35

4.17	Environmental Matters 35

4.18	Affiliated Transactions 36

4.19	Brokerage 37

4.20	Permits; Compliance with Laws 37

4.21	International Trade Compliance 37

4.22	Employees 37

4.23	Customers and Suppliers 39

4.24	Books and Records 40

4.25	Bank Accounts; Powers of Attorney 40

Article V REPRESENTATIONS AND WARRANTIES OF THE PURCHASER	40

5.01	Organization and Corporate Power 40

5.02	Authorization 40

5.03	No Violation 41

5.04	Governmental Bodies; Consents 41

5.05	Litigation 41

5.06	Brokerage 41

5.07	Investment Representation 41

5.08	Sufficient Funds 41

5.09	Solvency 41

Article VI COVENANTS	42

6.01	Access to Books and Records 42

6.02	Director, Manager and Officer Liability and Indemnification 42

6.03	Payments to Certain Individuals 43

6.04	Access and Investigation; Non‑Reliance 44

6.05	Financial Statements 44

6.06	Accounts Receivable 45

3

Article VII ADDITIONAL AGREEMENTS AND COVENANTS	46

7.01	Acknowledgement by the Purchaser 46

7.02	Further Assurances 47

7.03	Employees and Employee Benefits 47

7.04	Intercompany Agreements and Accounts 48

7.05	Non‑Solicit 48

7.06	Confidentiality 49

7.07	Release 50

7.08	Payments 51

Article VIII INDEMNIFICATION	51

8.01	Indemnification of the Purchaser Indemnified Parties 51

8.02	Exclusive Remedy 53

8.03	Indemnification of the Seller Indemnified Parties 53

8.04	Termination of Indemnification 54

8.05	Procedures Relating to Indemnification 54

8.06	Net Losses 56

8.07	Survival 56

8.08	Manner of Payment 56

Article IX TAX MATTERS	57

9.01	Preparation and Filing of Tax Returns; Payment of Taxes 57

9.02	Certain Post‑Closing Payments and Post‑Closing Actions 58

9.03	Allocation of Certain Taxes 59

9.04	Transfer Taxes 60

9.05	Cooperation on Tax Matters 60

9.06	Section 338 or Section 336 of the Code 61

9.07	Post‑Closing Transactions Not in the Ordinary Course 61

9.08	No Intermediary Transaction Tax Shelter 61

Article X MISCELLANEOUS	61

10.01	Press Releases and Communications 61

10.02	Expenses 62

10.03	Notices 62

4

10.04	Assignment 63

10.05	Severability 63

10.06	Construction 63

10.07	Amendment and Waiver 64

10.08	Complete Agreement 64

10.09	Third‑Party Beneficiaries 64

10.10	Counterparts 65

10.11	GOVERNING LAW; CHOICE OF LAW 65

10.12	Arbitration; WAIVER OF JURY TRIAL 65

10.13	Legal Representation 67

10.14	Post-Closing Attorney-Client Matters 68

10.15	Sources of Recovery; Non-Recourse Parties 68

10.16	Deliveries to the Purchaser 69

10.17	Conflict Between Transaction Documents 69

10.18	Specific Performance 69

10.19	Relationship of the Parties 69

5

COMPANY SCHEDULES
Affiliated Transactions Schedule
Authorization Schedule
Bank Accounts Schedule
Brokerage Schedule
Capitalization Schedule
Compliance with Laws Schedule
Contracts Schedule
Customers and Suppliers Schedule
Developments Schedule
Employee Benefits Schedule
Employees Schedule
Environmental Matters Schedule
Financial Statements Schedule
Insurance Schedule
Intellectual Property Schedule
Intercompany Agreements Schedule
International Trade Compliance Schedule
Leased Real Property Schedule
Lien Release Schedule
Litigation Schedule
Permits Schedule
Permitted Liens Schedule
Sale Bonus Amount Schedule
Seller Services Schedule
Subsidiary Schedule
Taxes Schedule
Undisclosed Liabilities Schedule
Working Capital Schedule

PURCHASER SCHEDULES
Director and Officer Schedule
Purchaser Consents Schedule
Retained Employees Schedule

6

EXHIBITS
Exhibit A	‑	Consulting Termination Agreement
Exhibit B	‑	Escrow Agreement
Exhibit C	‑	Estimated Closing Cash Proceeds
Exhibit D	‑	R&W Insurance Policy
Exhibit E	‑	Non‑U.S. Real Property Holding Corporation Status
Exhibit F	‑	Rules of Engagement for Valuation Firm

7

SECURITIES PURCHASE AGREEMENT
THIS SECURITIES PURCHASE AGREEMENT (this "Agreement"), dated as of February 3, 2020, is made by and among EdgeRock Technologies Holdings, Inc., a Delaware corporation (the "Company"), BG Staffing, LLC, a Delaware limited liability company (the "Purchaser"), and CDI Holding Company LLC, a Delaware limited liability company (the "Seller"). Capitalized terms used and not otherwise defined herein have the meanings set forth in Article I.
WHEREAS, the Seller owns all of the issued and outstanding shares of capital stock of the Company (the "Shares"); and
WHEREAS, on the terms set forth in this Agreement, the Seller desires to sell to the Purchaser, and the Purchaser desires to purchase from the Seller, all of the Shares.
NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:
ARTICLE I
DEFINITIONS

1.01    Definitions. For purposes hereof, the following terms when used herein shall have the respective meanings set forth below:
"Accounting Firm" is defined in Section 9.01(b).
"Accounting Principles" means GAAP as applied by the Company and its Subsidiaries in the Financial Statements as of and for the year ended December 31, 2019.
"Accounts Receivable" means any accounts or notes receivable of the Company or its Subsidiaries, including (i) all trade accounts receivable and other rights to payment from customers of the Company or its Subsidiaries, (ii) all other accounts or notes receivable of the Company and its Subsidiaries, and (iii) any revenue of the Company or its Subsidiaries generated on or prior to the Closing Date that has not yet been invoiced by the Company or its Subsidiaries as of the Closing Date.
"AEI Consultant" means AE Industrial Partners, LP, a Delaware limited partnership.
"Affiliate" of any particular Person means any other Person controlling, controlled by or under common control with such particular Person, where "control" means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, contract or otherwise.
"Agreement" is defined in the Preamble.

"AR Objection Notice" is defined in Section 6.06.
"B G Staff Services" means B G Staff Services Inc., a Texas corporation and an Affiliate of the Purchaser.
"Billable Staffing Independent Contractors" is defined in Section 4.22(d).
"Billable Staffing Independent Contractor Contracts" is defined in Section 4.11(b).
"Bowstring" is defined in Section 3.05.
"Business Contracts" is defined in Section 4.11(c).
"Business Day" means any day other than a Saturday, Sunday, or a day on which all banking institutions of New York, New York are authorized or obligated by Law or executive order to close.
"Cap" is defined in Section 8.01(c).
"Capital Lease Obligation" means, without duplication of any item that would otherwise be included in the term Indebtedness, any obligation (including accrued interest) of the Company or its Subsidiaries under a lease agreement that is required to be capitalized pursuant to GAAP. Notwithstanding the foregoing, Capital Lease Obligations shall not include any breakage costs, prepayment penalties or fees or other similar amounts payable in connection with any capitalized leases; provided, that Capital Lease Obligations shall include breakage costs, prepayment penalties or fees or other similar amounts in connection with a capitalized lease but only to the extent that the capital lease requires prepayment penalties or fees or other similar amounts in connection with the consummation of the transactions contemplated by this Agreement.
"Cash" means, as of a given time, an amount equal to the aggregate amount of all cash and cash equivalents of the Company or any of its Subsidiaries, including all outstanding security or similar deposits, in each case, calculated net of issued but uncleared checks and drafts and net of any restricted cash (as such term is defined in accordance with GAAP) and with the foregoing items calculated in accordance with the Accounting Principles.
"Closing" is defined in Section 2.02.
"Closing Balance Sheet" is defined in Section 2.04(a).
"Closing Cash Proceeds" means (i) the Enterprise Value, minus (ii) the amount of Indebtedness outstanding as of 12:01 a.m. prevailing Eastern Time on the date hereof, minus (iii) the amount of Capital Lease Obligations outstanding as of 12:01 a.m. prevailing Eastern Time on the date hereof, plus (iv) the amount of Cash as of 12:01 a.m. prevailing Eastern Time on the date hereof, minus (v) the amount (if any) by which Closing Working Capital is less than Target Working Capital, plus (vi) the amount (if any) by which Closing Working Capital is greater than Target

Working Capital, (vii) minus the Sale Bonus Amount, (viii) minus all Transaction Expenses, minus (ix) the Indemnification Escrow Amount, minus (x) the Purchase Price Adjustment Escrow Amount. For the avoidance of doubt, no items included in the definitions of Cash, Indebtedness, Capital Lease Obligations, Sale Bonus Amount, Transaction Expenses, or Working Capital shall be double counted for purposes of calculating the Closing Cash Proceeds hereunder.
"Closing Date" is defined in Section 2.02.
"Closing Statement" is defined in Section 2.04(a).
"Closing Working Capital" means Working Capital as of 12:01 a.m. prevailing Eastern Time on the date hereof.
"COBRA" is defined in Section 4.15(c).
"Code" means the Internal Revenue Code of 1986, as amended.
"Company" is defined in the Preamble.
"Company Counsel" is defined in Section 10.13.
"Company Documents" is defined in Section 4.03(a).
"Company Intellectual Property" is defined in Section 4.12(b).
"Company IT Systems" means all software, computer hardware, servers, networks, platforms, peripherals, and similar or related items of automated, computerized, or other information technology (IT) networks and systems (including telecommunications networks and systems for voice, data, and video) owned, leased, licensed, or used (including through cloud-based or other third-party service providers) by the Company or any of its Subsidiaries.
"Company Plans" is defined in Section 4.15(a).
"Confidentiality Agreement" means that certain Confidentiality Agreement, dated as of September 19, 2019, by and between BG Staffing, Inc. and the Company.
"Consulting Agreement" means that certain Consulting Agreement, dated as of September 13, 2017, by and between CDI Corp., a Pennsylvania corporation, and the AEI Consultant.
"Consulting Termination Agreement" means the termination agreement attached hereto as Exhibit A.
"Custom and International Trade Law" is defined in Section 4.21.
"Customers" is defined in Section 4.23(a).

"Deductible" is defined in Section 8.01(b).
"Disclosure Schedules" is defined in Article IV.
"Electronic Delivery" is defined in Section 10.10.
"Employees" is defined in Section 4.22(a).
"Enterprise Value" means twenty-one million six hundred thousand dollars ($21,600,000).
"Environmental Laws" means all Laws as enacted and in effect as of the date hereof concerning Hazardous Materials or protection of the environment.
"Equity Securities" means (i) any share capital, partnership interest, membership interest or unit, capital stock, equity interest, voting security or other ownership interest, (ii) any other interest or participation (including phantom units or interests) that confers on a Person the right to receive a unit of the profits and losses of, or distribution of assets of, the issuing entity (including any "profits interests"), (iii) any subscription, call, warrant, option, restricted share, restricted stock unit, stock appreciation right, performance unit, incentive unit or other legally-binding commitment of any kind or character entitling any Person to purchase or otherwise acquire any of the foregoing and (iv) any security convertible into or exercisable or exchangeable for any of the foregoing, and "equity security" or "equity interest" shall have the same meaning.
"ERISA" means the Employee Retirement Income Security Act of 1974, as amended.
"ERISA Affiliate" means any trade or business (whether or not incorporated) that would be treated together with the Company or any of its Subsidiaries as a "single employer" within the meaning of Section 414 of the Code.
"Escrow Agent" means Citibank, N.A., or its successor, in its capacity as such pursuant to the Escrow Agreement.
"Escrow Agreement" means the escrow agreement attached hereto as Exhibit B.
"Estimated Closing Cash Proceeds" means $15,711,066, the calculation and components of which are set forth on Exhibit C.
"Exchange Act" means the Securities Exchange Act of 1934, as amended.
"Financial Statements" is defined in Section 4.05(a).
"Fraud" means with respect to a Person, the intentional fraud of such Person with respect to such Person's making an express representation or warranty contained in Article III or Article IV of this Agreement or in any certificate delivered pursuant to this Agreement, with the actual knowledge or actual belief of such Person that such representation or warranty was false when made

(as opposed to the making of a representation or warranty negligently, recklessly or without actual knowledge or actual belief of its truthfulness) and which was made with the actual intent of deceiving and inducing the party hereto to whom such representation and warranty was made to enter into or consummate the transactions contemplated by this Agreement and upon which such party hereto has reasonably or justifiably relied (subject to Section 6.04) to its material detriment. For the avoidance of doubt, and notwithstanding anything in this Agreement to the contrary, in any determination of whether a Person has committed Fraud, all materiality qualifications (including the words "material" or "materiality" or the phrase "Material Adverse Change") contained in the representations and warranties of the parties in this Agreement shall be taken into account.
"Fundamental Representations" means the representations and warranties set forth in Sections 3.01, 3.02, 3.03(i), 3.05, 4.01, 4.02, 4.03(a), 4.03(b)(i), 4.04, 4.10 and 4.19.
"GAAP" means United States generally accepted accounting principles.
"Governmental Body" means any (i) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature, or any political subdivision thereof, (ii) federal, state, provincial, local, municipal, non-U.S., or other government, or (iii) governmental or quasi‑governmental or self-regulatory authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, organization, regulatory body, or other entity and any court or tribunal).
"Hazardous Materials" means any substance that is listed, defined, or regulated as a "hazardous material," "hazardous waste," "solid waste," "hazardous substance," "toxic substance," "contaminant" or "pollutant," petroleum and all fractions thereof, petroleum products or any other substance that is regulated under any Environmental Law.
"HIPAA" is defined in Section 4.15(c).
"Income Taxes" mean the United States federal income Tax and any United States state or local or non‑U.S. net income Tax or any franchise or business profits Tax incurred in lieu of a Tax on net income.
"Indebtedness" means, without duplication, as of any particular time, (i) the amount of all indebtedness for borrowed money of the Company and its Subsidiaries (including any unpaid principal, premium, accrued and unpaid interest, related expenses, prepayment penalties, premiums, costs or fees, commitment and other fees, reimbursements, indemnities and all other amounts payable in connection therewith), (ii) liabilities of the Company and its Subsidiaries evidenced by bonds, debentures, notes, or other similar instruments or debt securities, (iii) liabilities of the Company and its Subsidiaries to pay the deferred purchase price of property or services other than trade payables incurred in the ordinary course of business, (iv) all liabilities of the Company and its Subsidiaries arising out of interest rate and currency swap arrangements and any other hedging arrangements, (v) any deferred purchase price liabilities related to past acquisitions by the Company or any of its Subsidiaries, (vi) reimbursement obligations under any letter of credit, bankers' acceptance or similar credit transaction to the extent drawn or guarantees on behalf of third parties in respect of items (i) – (vi) above, (vii) any "success fees," bonuses, and change of control payments payable by the Company or any of its Subsidiaries at or conditioned on the Closing or otherwise triggered by the closing of the transactions contemplated hereby and the employer''s share of all applicable payroll taxes in respect thereof that are reflected in the Estimated Closing Cash Proceeds set forth on Exhibit C (excluding the (a) Sale Bonus Amount, (b) any Transaction Expenses, (c) any consideration incurred following the Closing that is payable to any employee due to actions or decisions made by the Purchaser after the Closing) and (viii) an amount equal thirty-four thousand four hundred ten dollars ($34,410), which the parties hereto agree reflects the sum of all liabilities owed by the Company or any of its Subsidiaries in respect of the Excluded Taxes; provided, that "Indebtedness" shall not include any such liabilities or obligations between the Company and any of its directly or indirectly wholly owned Subsidiaries or between any directly or indirectly wholly owned Subsidiary of the Company and another directly or indirectly wholly owned Subsidiary of the Company; provided further, that, with respect to that certain Credit Agreement, dated as of September 13, 2017, among CDI Corp., a Pennsylvania corporation, the other Borrowers party thereto (as defined therein), Nova Intermediate Parent, LLC, a Delaware limited liability company, the Lenders from time to time party thereto and PNC Bank, National Association, as Administrative Agent and Collateral Agent (as amended, restated, amended and restated, modified and/or supplemented from time to time), only the amount to be paid pursuant to the executed lien and guarantor releases with respect to such Credit Agreement delivered pursuant to Section 2.03(d) shall be deemed Indebtedness.
"Indemnification Escrow Account" is defined in Section 2.03(e).
"Indemnification Escrow Amount" means an amount equal to one hundred fifty thousand dollars $(150,000).
"Indemnification Escrow Funds" means the amount of cash held from time to time by the Escrow Agent in the Indemnification Escrow Account pursuant to the Escrow Agreement.
"Indemnified Party" is defined in Section 8.05(a).
"Indemnified Taxes" means except as noted below any and all Taxes arising with respect to:
(a)    Taxes imposed on the Company or any of its Subsidiaries for any Pre-Closing Tax Period (determined, in the case of the pre-Closing portion of a Straddle Period, in the manner set forth in Section 9.03);
(b)    Taxes of another Person (other than the Company and its Subsidiaries) imposed on the Company or any of its Subsidiaries (i) as a member of an affiliated, combined, consolidated or unitary group filing a consolidated U.S. federal income Tax Return or similar state, local or non-U.S. Tax Return (other than a group the common parent of which was the Company) or (ii) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. law) on or prior to the Closing Date, by operation of Law, as a transferee or successor or by contract entered into prior to the Closing (other than a contract the principal subject matter of which is not Taxes), in each case which Taxes relate to an event or transaction occurring before the Closing; or
(c)    Taxes payable by the Seller pursuant to Section 9.04.
Indemnified Taxes shall not include any of the following Taxes (such taxes, the "Excluded Taxes"): (i) the Alabama business privilege Tax; (ii) the California annual limited liability company Tax; (iii) the Ohio commercial activity Tax; and (iv) the Tennessee business Tax.
"Indemnifying Party" is defined in Section 8.05(a).
"Insurance Policies" is defined in Section 4.16.
"Intellectual Property" means all intellectual property in any jurisdiction throughout the world, including the following: (i) patents, patent applications and patent disclosures; (ii) trademarks, service marks, trade dress, corporate names, logos, slogans and other similar indicia of source or origin, together with all goodwill associated with each of the foregoing; (iii) copyrights and copyrightable works; (iv) rights in internet domain names and social media accounts or user names (including "handles"), whether or not trademarks, all associated web addresses, URLs, websites and web pages, social media sites and pages; (v) registrations and applications for any of the foregoing; (vi) trade secrets, including proprietary information, know‑how and inventions; (vii) intellectual property rights in computer software (including source code, executable code, data, and databases); and (viii) all other intellectual or industrial property and proprietary rights.
"IRS" means the United States Internal Revenue Service.
"JAMS" is defined in Section 10.12(a).
"K&E LLP" is defined in Section 10.13.
"knowledge" means, with respect to the Company, the actual knowledge of Tim Gibbons, Matt Murray and Steve Sorrentino, or the knowledge that such individuals would have had upon reasonable inquiry of their direct reports with oversight authority over the matter that is the subject of the representation being qualified by knowledge; provided, however, that with respect to any claim alleging that the Seller has committed Fraud, "knowledge" means only the actual knowledge of Tim Gibbons, Matt Murray, Steve Sorrentino and Kristin Thomas.
"Latest Balance Sheet" is defined in Section 4.05(a).

"Law" means any law, statute, rule, regulation, ordinance, code, common law, judgment, order, decree, or other pronouncement having the effect of law of any Governmental Body.
"Lease" is defined in Section 4.09(b).
"Leased Real Property" is defined in Section 4.09(b).
"Liens" means liens, security interests, claims, community property interest, pledge, equitable interest, option, mortgage, easement, encroachment, right of way, right of first refusal or offer, restriction or encumbrances.
"Losses" is defined in Section 8.01.
"Material Adverse Change" means any change, occurrence, fact or event that has, or would reasonably be expected to have, individually or in the aggregate, a materially adverse change to the financial condition, business, assets or results of operations of the Company and its Subsidiaries, taken as a whole, or a material adverse effect on the ability of the Seller or the Company to consummate the transactions contemplated hereby on a timely basis, but shall exclude any change resulting or arising from: (i) any change in any Law; (ii) any change in interest rates, credit markets, currency exchange rates or general economic conditions (including changes in the price of gas, oil or other natural resources or chemicals); (iii) any change that is generally applicable to the industries in which the Company or any of its Subsidiaries operates; (iv) the entry into this Agreement or the announcement or consummation of the transactions contemplated by this Agreement and the other agreements referenced herein; (v) any action taken by or at the request of the Purchaser or any of its Affiliates; (vi) any omission to act or action taken with the written consent of the Purchaser (including those omissions to act or actions taken which are permitted by this Agreement); (vii) any national or international political event or occurrence, including acts of war or terrorism; (viii) any natural or manmade disasters, hurricanes, floods, tornados, pandemics, tsunamis, earthquakes or other acts of God; or (ix) any failure by the Company or any Subsidiary thereof to meet any projections, forecasts or estimates of revenue or earnings (it being understood that this clause (ix) shall not prevent a determination that any change underlying such failure to meet projections, forecasts or estimates has resulted in a Material Adverse Change (to the extent the effect(s) of such change is not otherwise excluded from this definition of Material Adverse Change)); provided, that, in the case of the foregoing clauses (i), (ii), (iii), (vii) and (viii), if such effect disproportionately affects the Company and its Subsidiaries as compared to other Persons or businesses that operate in the industry in which the Company and its Subsidiaries operate, then the disproportionate aspect of such effect will be taken into account in determining whether a Material Adverse Change has occurred or would reasonably be expected to occur.
"Non‑Recourse Party" means, with respect to a party, and to the extent not also a party hereto, any of such party's former, current and future equityholders, controlling Persons, directors, officers, employees, advisors, agents, representatives, Affiliates, members, managers, general or limited partners, or assignees (or any former, current or future equityholder, controlling Person, director, officer, employee, advisor, agent, representative, Affiliate, member, manager, general or limited partner, or assignee of any of the foregoing).
"Objection Notice" is defined in Section 2.04(c).
"Owned Company Intellectual Property" means all Intellectual Property owned by the Company or its Subsidiaries, including the Intellectual Property set forth on the Intellectual Property Schedule.
"Party-Appointed Arbitrators" is defined in Section 10.12(a).
"Pending Claim" is defined in Section 8.07.
"Pension Plans" is defined in Section 4.15(a).
"Per Claim Threshold" is defined in Section 8.01(a).
"Permit" means any approvals, authorizations, consents, licenses, permits, franchises, variances, registrations or certificates of a Governmental Body.
"Permitted Liens" means (i) Liens securing liabilities which are reflected or reserved against in the Latest Balance Sheet to the extent so reflected or reserved; (ii) Liens for Taxes not yet delinquent or which are being contested by appropriate proceedings and for which a reserve has been established on the Latest Balance Sheet; (iii) landlord's, mechanic's, materialmen's, and other similar statutory Liens arising or incurred in the ordinary course of business for amounts not yet due and payable or which are being contested if reserves with respect thereto are maintained on the Company's and its Subsidiaries' books in accordance with GAAP; (iv) purchase money Liens and Liens securing rental payments under capital lease arrangements entered into in the ordinary course of business; (v) Liens set forth on the Permitted Liens Schedule; (vi) easements, rights, covenants, conditions and restrictions of record, and zoning, building codes and other land use Laws regulating the use or occupancy of real property or the activities conducted thereon that are imposed by any Governmental Body, in each case, which are not violated by the current use or occupancy of such real property or the operation of the business currently conducted by the Company and its Subsidiaries; (vii) Liens in the form of security deposits or otherwise collateralized with letters of credit or similar instruments entered into in the ordinary course of business; (viii) Liens that will be terminated in connection with or prior to the Closing; and (ix) licenses of Intellectual Property; provided, that, in the case of (iii), (iv), (vi) and (vii) above, which are not, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.
"Person" means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization or a Governmental Body.
"Plans" is defined in Section 4.15(a).

"Pre‑Closing Tax Period" means any Tax period ending on or before the Closing Date and, with respect to a Straddle Period, the portion of such Tax period ending on and including the Closing Date.
"Pre-Closing Tax Return" is defined in Section 9.01(b).
"Privileged Materials" is defined in Section 10.13.
"Privileges" is defined in Section 10.13.
"Purchase Price Adjustment Escrow Account" is defined in Section 2.03(f).
"Purchase Price Adjustment Escrow Amount" means an amount equal to one million dollars ($1,000,000).
"Purchase Price Adjustment Escrow Funds" means the amount of cash held from time to time by the Escrow Agent in the Purchase Price Adjustment Escrow Account pursuant to the Escrow Agreement.
"Purchaser" is defined in the Preamble.
"Purchaser Adjustment Amount" is defined in Section 2.04(f)(i).
"Purchaser Documents" is defined in Section 5.01.
"Purchaser Indemnified Parties" is defined in Section 8.01.
"Purchaser Restricted Information" is defined in Section 7.06.
"R&W Insurance" means the insurance coverage provided pursuant to the R&W Insurance Policy.
"R&W Insurance Policy" means that certain representations and warranties insurance policy attached hereto as Exhibit D.
"Release" means any spilling, leaking, emitting, discharging, depositing, escaping, leaching, or dumping into the environment.
"Releasee" is defined in Section 7.07.
"Releasor" is defined in Section 7.07.
"Restricted Information" is defined in Section 7.06.
"Restricted Period" is defined in Section 7.05(a).

"Retained Employees" is defined in Section 7.03(a).
"RICO" is defined in Section 7.01.
"Sale Bonus Amount" means the aggregate amount of any sale bonuses payable to certain members of management pursuant to the agreements set forth on the Sale Bonus Amount Schedule and the employer's share of all applicable payroll taxes in respect thereof that are reflected in the Estimated Closing Cash Proceeds set forth on Exhibit C.
"Sale Bonus Recipients" is defined in Section 2.03(h).
"Schedule" is defined in Article IV.
"Seller" is defined in the Preamble.
"Seller Adjustment Amount" is defined in Section 2.04(f)(ii).
"Seller Documents" is defined in Section 3.01.
"Seller Indemnified Parties" is defined in Section 8.03.
"Seller Restricted Information" is defined in Section 7.06.
"Shares" is defined in the recitals.
"Staff Employees" is defined in Section 4.22(b).
"Straddle Period" means a taxable period beginning on or before the Closing Date and ending after the Closing Date.
"Subsidiary" means, with respect to any Person, (1) any corporation of which a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one (1) or more of the other Subsidiaries of such Person or a combination thereof, or (2) any partnership, association or other business entity of which a majority of the partnership or other similar ownership interest is at the time owned or controlled, directly or indirectly, by such Person or one (1) or more Subsidiaries of such Person or a combination thereof. For purposes of this definition, a Person is deemed to have a majority ownership interest in a partnership, association or other business entity if such Person is allocated a majority of the gains or losses of such partnership, association or other business entity or is or controls the managing director or general partner of such partnership, association or other business entity.
"Suppliers" is defined in Section 4.23(b).

"Target Working Capital" means four million eight hundred fifteen thousand dollars ($4,815,000).
"Tax" means any United States, federal, state, local or non‑U.S. income, gross receipts, capital stock, franchise, profits, withholding, social security, license, payroll, employment, environmental, custom duties, capital stock, unemployment, disability, real property, personal property, stamp, excise, occupation, sales, use, transfer, alternative minimum, estimated or other similar tax, or other tax of any kind whatsoever, including any interest, penalty or addition thereto.
"Tax Proceeding" means any proceeding, judicial or administrative, involving Taxes or any audit, examination, deficiency asserted or assessment made by the IRS or any other taxing authority.
"Tax Returns" means any return, claims for refund, report, information return or other document (including schedules or any related or supporting information) filed or required to be filed with any Governmental Body in connection with the determination, assessment or collection of any Tax or the administration of any Laws relating to any Tax.
"Temporary Personnel" is defined in Section 4.22(c).
"Temporary Personnel Contracts" is defined in Section 4.11(a).
"Third Party Claim" is defined in Section 8.05(a).
"Transaction Expenses" means, without duplication, to the extent not paid prior to the Closing, the amount of all fees, costs and expenses (including (i) fifty percent (50%) of the total cost of the R&W Insurance Policy, including the cost of the premium of such policy, and excess lines taxable in connection therewith, any fees or expenses of brokers or underwriters in connection therewith, and any fees assessed with respect thereto, (ii) fifty percent (50%) of the total fees of the Escrow Agent, (iii) fees, costs and expenses of legal counsel, investment bankers, financial advisors, brokers, accountants or other representatives, advisors and consultants and (iv) an amount equal to ninety-five thousand one dollars ($95,001), which reflects severance payments to be made to the Chief Financial Officer of the Company and EdgeRock Technologies, LLC) incurred by the Company or any of its Subsidiaries at or prior to the Closing in connection with, or conditioned on, this Agreement or the transactions contemplated hereby. Notwithstanding the foregoing, "Transaction Expenses" will exclude all costs, fees and expenses and payment obligations to the extent included in Indebtedness or the Closing Working Capital.
"Transaction Tax Deductions" means, to the extent at least more likely than not deductible for Income Tax purposes, any tax deduction attributable to the payment of the Transaction Expenses (including amounts that would have been Transaction Expenses but were in fact paid prior to the Closing), the Sale Bonus Amount, any deduction for unamortized financing costs of the Company or any of its Subsidiaries premium deductions arising from the repayment of indebtedness, and any other costs, expenses or other liabilities relating to, arising from, incurred in connection with or incident to the transactions contemplated by this Agreement that are paid on or prior to the Closing Date or that are included in the calculation of Closing Working Capital or Indebtedness; provided, that the parties shall make any available elections under Revenue Procedure 2011-29, 2011-18 IRB to treat seventy percent (70%) of any success-based fees that were paid as an amount that did not facilitate the transactions contemplated by this Agreement, and therefore treat seventy percent (70%) of such costs as at least more likely than not deductible in the Pre-Closing Tax Period for U.S. federal income (and applicable state and local income) tax purposes.
"Treasury Regulations" means the United States Treasury Regulations promulgated under the Code, and any reference to any particular Treasury Regulation section shall be interpreted to include any final or temporary revision of or successor to that section regardless of how numbered or classified.
"Uncollected AR Amount" is defined in Section 6.06.
"Uncollected AR Notice" is defined in Section 6.06.
"Valuation Firm" is defined in Section 2.04(c).
"WARN Act" means the federal Worker Adjustment and Retraining Notification Act of 1988, as amended.
"Welfare Plans" is defined in Section 4.15(a).
"Working Capital" means (i) only those specific line items designated as "current assets" on the Working Capital Schedule, minus (ii) only those specific line items designated as "current liabilities" on the Working Capital Schedule, in each case, for the Company and its Subsidiaries on a consolidated basis calculated in accordance with the Accounting Principles and subject to the specific adjustments set forth on the Working Capital Schedule. For the avoidance of doubt, deferred income Tax assets shall not be designated as "current assets" on the Working Capital Schedule, and deferred income Tax liabilities shall not be designated as "current liabilities" on the Working Capital Schedule. The Working Capital Schedule sets forth any specific adjustments for purposes of calculating Working Capital, and an illustrative example of the calculation of Working Capital (reflecting any such specific adjustments), as of 12:01 a.m. prevailing Eastern Time on November 31, 2019. Such calculation is included for reference purposes only, and notwithstanding anything to the contrary, neither the Company nor any other Person makes any representation or warranty in respect thereof.
1.02    Other Definitional Provisions.
(a)    Accounting Terms. Accounting terms which are not otherwise defined in this Agreement have the meanings given to them under GAAP. To the extent that the definition of an accounting term defined in this Agreement is inconsistent with the meaning of such term under GAAP, the definition set forth in this Agreement will control.
(b)    "Hereof," etc. The terms "hereof," "herein" and "hereunder" and terms of similar import are references to this Agreement as a whole and not to any particular provision of this Agreement.
(c)    Successor Laws. Any reference to any particular Code section or any other Law will be interpreted to include any revision of or successor to that section regardless of how it is numbered or classified.
(d)    "Including," etc. The term "including" has the inclusive meaning frequently identified with the phrase "but not limited to" or "without limitation".
(e)    Singular and Plural Forms. Unless the context otherwise clearly indicates, each defined term used in this Agreement shall have a comparable meaning when used in its plural or in its singular form.
(f)    "Or". The word "or" is not exclusive.
(g)    "To the extent". The phrase "to the extent" means the degree by which, and not "if."
(h)    Internal References. References herein to a specific section, subsection, clause, recital, schedule or exhibit shall refer, respectively, to sections, subsections, clauses, recitals, schedules or exhibits of this Agreement, unless otherwise specified.
(i)    Gender. References herein to any gender shall include each other gender.
(j)    Heirs, Executors, etc. References herein to any Person shall include such Person's heirs, executors, personal representatives, administrators, successors and assigns; provided, however, that nothing contained in this Section 1.02(j) is intended to authorize any assignment or transfer not otherwise permitted by this Agreement.
(k)    Capacity. References herein to a Person in a particular capacity or capacities shall exclude such Person in any other capacity.
(l)    Time Period. With respect to the determination of any period of time, the word "from" or "since" means "from and excluding" or "since and excluding," as applicable, and the words "to" and "until" each means "to and including".
(m)    Contract. References herein to any contract mean such contract as amended, supplemented or modified (including any waiver thereto).

(n)    Calendar Days. References to any period of days shall be deemed to be the relevant number of calendar days, unless otherwise specified.
(o)    Business Day. If the last day for the giving of any notice or the performance of any act required or permitted under this Agreement is a day that is not a Business Day, then the time for the giving of such notice or the performance of such action shall be extended to the next succeeding Business Day.
(p)    "Dollar," etc. The terms "dollars" or "$" mean dollars in the lawful currency of the United States of America and all payments made pursuant to this Agreement shall be in United States dollars.
ARTICLE II
PURCHASE AND SALE OF THE SECURITIES
.2.01 Purchase and Sale. On the terms set forth in this Agreement, at the Closing, the Purchaser shall purchase from the Seller, and the Seller shall sell, convey, assign, transfer and deliver to the Purchaser, all of the Seller's right, title and interest in and to the Shares, free and clear of all Liens other than Liens imposed by applicable securities Laws.
.2.02 The Closing The closing of the transactions contemplated by this Agreement (the "Closing") shall take place on the date hereof (the "Closing Date") simultaneously with the execution and delivery of this Agreement and remotely via the exchange of documents and signature pages.
.2.03 The Closing Transactions. At the Closing, the parties hereto shall consummate the following transactions:
(a)the Seller shall deliver to the Purchaser all of the certificates, if any, evidencing the Shares, accompanied by duly executed stock powers or other applicable forms of assignment and transfer;
(b)the Purchaser shall deliver or cause to be delivered to the Seller an amount equal to the Estimated Closing Cash Proceeds, by wire transfer of immediately available funds to the account(s) designated by the Seller;
(c)the Purchaser shall repay, or cause to be repaid, on behalf of the Company and its Subsidiaries, all amounts necessary to discharge fully the then‑outstanding balance of all Indebtedness, including Indebtedness identified on the Lien Release Schedule, by wire transfer of immediately available funds to the account(s) designated by the holders of such Indebtedness;
(d)the Seller shall deliver to the Purchaser duly executed lien and guarantor releases in respect of the Indebtedness set forth on the Lien Release Schedule;
(e)the Purchaser shall deliver the Indemnification Escrow Amount to the Escrow Agent for deposit into an escrow account (the "Indemnification Escrow Account") established pursuant to the terms of the Escrow Agreement;
(f)the Purchaser shall deliver the Purchase Price Adjustment Escrow Amount to the Escrow Agent for deposit into an escrow account (the "Purchase Price Adjustment Escrow Account") established pursuant to the terms of the Escrow Agreement;

(g)the Purchaser shall pay, on behalf of the Company and its Subsidiaries, all Transaction Expenses to each Person who is owed a portion thereof in accordance with Exhibit C hereto;
(h)the Purchaser shall, as instructed by the Seller and in accordance with Exhibit C hereto, deliver to the Company the Sale Bonus Amount payable at Closing (for distribution, subject to applicable withholding, by the Company to certain members of management as set forth on the Sale Bonus Amount Schedule (the "Sale Bonus Recipients")) by wire transfer of immediately available funds to the account(s) designated by the Seller;
(i)the Escrow Agreement shall be executed and delivered by each of the Purchaser, the Escrow Agent and the Seller;
(j)CDI Intermediate Holdings, LLC shall deliver to the Purchaser the certificate attached hereto as Exhibit E that complies with the requirements of Treasury Regulations §1.1445 2(b)(2)(iv)(B); provided, however, that the sole remedy for failure to deliver such certificate shall be that the Purchase will withhold the appropriate amounts of U.S. federal income Tax;
(k)the Consulting Termination Agreement shall be executed and delivered by the AEI Consultant and EdgeRock Technologies, LLC;
(l)the Seller shall deliver to the Purchaser certificates dated as of a date not more than ten Business Days prior to the Closing Date as to the good standing of the Company and each of its Subsidiaries issued by the appropriate Governmental Body of the jurisdiction of the Company's and each of its Subsidiaries' organization and each jurisdiction in which the Company and each of its Subsidiaries is licensed or qualified to do business as a foreign entity as of the Closing Date; provided, however, in the event that the Seller is unable to deliver any such good standing certificate prior to the Closing, then the Seller will deliver such certificate to the Purchaser promptly following the Closing and the Seller will be solely responsible for paying any and all filing fees, Taxes, penalties, interest amounts and other costs and expenses associated therewith;
(m)the Seller shall deliver to the Purchaser executed resignations of the officers, directors and managers of the Company and its Subsidiaries specified on the Director and Officer Schedule;
(n)the Seller shall deliver to the Purchaser a certificate of an authorized officer of the Seller, dated as of the Closing Date, certifying solely in their capacity as an officer (i) that attached thereto are true, correct and complete copies of all resolutions adopted by the board of managers of the Seller authorizing the execution, delivery and performance of this Agreement and the Seller Documents and the consummation of the transactions contemplated hereby and thereby, and that all such resolutions are in full force and effect and are all the resolutions adopted in connection with the transactions contemplated hereby and thereby, and (ii) the incumbency and true signatures of those officers of the Seller duly authorized to act on its behalf in connection with the transactions contemplated by this Agreement and the Seller Documents and to execute and deliver this Agreement and the Seller Documents; and
(o)the Company shall deliver to the Purchaser a certificate of an authorized officer of the Company, dated as of the Closing Date, certifying solely in their capacity as an officer (i) that attached thereto are true, correct and complete copies of all resolutions adopted by the board of directors of the Company authorizing the execution, delivery and performance of this Agreement and the Company Documents and the consummation of the transactions contemplated hereby and thereby, and that all such resolutions are in full force and effect and are all the resolutions adopted in connection with the transactions contemplated hereby and thereby, (ii) the incumbency and true signatures of those officers of the Company duly authorized to act on its behalf in connection with the transactions contemplated by this Agreement and the Company Documents and to execute and deliver this Agreement and the Company Documents, (iii) that attached thereto is a true, correct and complete copy of the certificate of incorporation of the Company, as in full force and effect on the date hereof, and such certificate of incorporation has not been amended except as reflected in such copy, and (iv) that attached thereto is a true, correct and complete copy of the bylaws of the Company, as in full force and effect on the date hereof, and such bylaws have not been amended except as reflected in such copy.
.2.04 Closing Cash Proceeds Adjustment.
(a)No later than one hundred twenty (120) days after the date hereof, the Purchaser shall prepare and deliver to the Seller a statement (the "Closing Statement") setting forth the Purchaser's calculation of the Closing Cash Proceeds, including each of the components thereof, in each case in accordance with the definition thereof, and a consolidated balance sheet of the Company and its Subsidiaries as of the Closing (the "Closing Balance Sheet"). The Closing Balance Sheet shall (i) be prepared, and Cash and the Closing Working Capital (subject to the specific adjustments set forth on the Working Capital Schedule) shall be determined, in accordance with the Accounting Principles and (ii) not include any changes in assets or liabilities as a result of purchase accounting adjustments or other changes arising from or resulting as a consequence of the transactions contemplated hereby.
(b)The post‑Closing purchase price adjustment as set forth in this Section 2.04 is not intended to permit the introduction of different accounting methods, policies, practices, procedures, conventions, categorizations, definitions, principles, judgments, assumptions, techniques or estimation methods with respect to financial statements, their classification or presentation or otherwise (including with respect to the nature of accounts, level of reserves or level of accruals) from those used to calculate the amounts set forth on the Working Capital Schedule and used in determining the amount of the Target Working Capital, except for any differences between Closing Working Capital and Target Working Capital expressly described on the Working Capital Schedule; it being the intent of the parties hereto that the Closing Working Capital be calculated consistently with the Target Working Capital, except for any differences between Closing Working Capital and Target Working Capital expressly described on the Working Capital Schedule, in order to allow a meaningful comparison of the Closing Working Capital to the Target Working Capital. Notwithstanding anything else in this Agreement to the contrary, (i) to the extent that the Closing Balance Sheet corrects an error or an inconsistency, or noncompliance with the accounting methods, policies, practices, procedures, conventions, categorizations, definitions, principles, judgments, assumptions, techniques or estimation methods with respect to financial statements, their classification or presentation or otherwise (including with respect to the nature of accounts, level of reserves or level of accruals) that are specified in the calculation of the Target Working Capital as set forth on the Working Capital Schedule, then either the Closing Working Capital or Target Working Capital shall be reduced or increased as a result of such error, inconsistency or noncompliance, as appropriate, to correct such error, inconsistency or noncompliance and (ii) if the same item would be reflected differently on the Closing Balance Sheet than in the calculations of the Target Working Capital as set forth on the Working Capital Schedule, the parties hereto will equitably adjust the calculation of either the Closing Working Capital or the Target Working Capital

so as to result in consistent treatment, except for any differences between Closing Working Capital and Target Working Capital expressly described on the Working Capital Schedule.
(c)The Purchaser and its Subsidiaries (including the Company and its Subsidiaries) shall (i) permit the Seller and its representatives to have reasonable access to the books, records and other documents (including work papers, schedules, financial statements, memoranda, etc.) of the Company and its Subsidiaries pertaining to or used in connection with the preparation of the Closing Statement or the Closing Balance Sheet and the Purchaser's calculation of the Closing Cash Proceeds and provide the Seller with copies thereof (as reasonably requested by the Seller) and (ii) provide the Seller and its representatives reasonable access during normal business hours to the Purchaser's and its Subsidiaries' (including the Company and its Subsidiaries') employees and advisors who were involved in the preparation of the Closing Statement or the Closing Balance Sheet for purposes of the Seller's review of such materials. If the Seller disagrees with any part of the Purchaser's calculation of the Closing Cash Proceeds as set forth on the Closing Statement or the Closing Balance Sheet, the Seller shall, within sixty (60) days after the Seller's receipt of the Closing Statement and the Closing Balance Sheet, notify the Purchaser in writing of such disagreement by setting forth the Seller's calculation of the Closing Cash Proceeds, including each of the components thereof, and describing in reasonable detail the basis for such disagreement (an "Objection Notice"). If the Seller fails to deliver an Objection Notice to the Purchaser within such 60-day period, the Seller shall be deemed to have accepted the Purchaser's calculation of the Closing Cash Proceeds, including each of the components thereof. If an Objection Notice is delivered to the Purchaser, then the Purchaser and the Seller shall negotiate in good faith to resolve their disagreements with respect to the computation of the Closing Cash Proceeds; provided, however, that the Seller shall be deemed to have accepted any components of the Purchaser's calculation of the Closing Cash Proceeds not specifically objected to by the Seller in the Objection Notice. In the event that the Purchaser and the Seller are unable to resolve all such disagreements within thirty (30) days after the Purchaser's receipt of such Objection Notice or such longer period as the Purchaser and the Seller may mutually agree in writing, the Purchaser and the Seller shall submit such remaining disagreements to Berkeley Research Group, LLC, or a nationally‑recognized valuation or consulting firm as is acceptable to the Purchaser and the Seller (the "Valuation Firm").
(d)The Valuation Firm shall act as an expert and not as an arbitrator, and make a final and binding determination with respect to the Purchaser's and the Seller's compliance with this Section 2.04 and the computation of the Closing Cash Proceeds, including each of the components thereof, to the extent such amounts are in dispute, in accordance with the guidelines and procedures set forth in this Agreement and on Exhibit F. The Purchaser and the Seller shall cooperate with the Valuation Firm during the term of its engagement and shall use commercially reasonable efforts to cause the Valuation Firm to resolve all remaining disagreements with respect to the computation of the Closing Cash Proceeds, including each of the components thereof, as soon as practicable. The Valuation Firm shall consider only those items and amounts in the Purchaser's and the Seller's respective calculations of the Closing Cash Proceeds, including each of the components thereof, that are in the Objection Notice and identified as being items and amounts to which the Purchaser and the Seller have been unable to agree, and the Valuation Firm may not assign a value to any item in dispute greater than the greatest value or less than the smallest value for such item calculated by either party in the Closing Statement or Objection Notice. Except as permitted on Exhibit F hereto in order to clarify or understand any position or argument made by a party in a written submission, the Valuation Firm's determination of the Closing Cash Proceeds, including each of the components thereof, shall be based solely on written presentations submitted by the Purchaser and the Seller which are in accordance with the guidelines and procedures (including the definitions of each of the components thereof) set forth in this Agreement (i.e., not on the basis of an independent review). The determination of the Valuation Firm shall be conclusive and binding upon the parties hereto and shall not be subject to appeal or further review.
(e)The fees, costs and expenses of the Valuation Firm will be allocated to, and borne by, the non-prevailing party. If there are multiple items in the Objection Notice that have been identified as being items and amounts to which the Purchaser and the Seller have been unable to agree and a party prevailed with respect to some but not all of such disputed items, then the party whose non-prevailing positions exceeded, in the aggregate, such party's prevailing positions, shall be the non-prevailing party. The Purchaser, on the one hand, and the Seller, on the other hand, shall retain the Valuation Firm and each pay fifty percent (50%) of any retainer. During such engagement, the Valuation Firm will bill fifty percent (50%) of the total charges to the Purchaser, on the one hand, and fifty percent (50%) of the total charges to the Seller, on the other hand. In connection with the Valuation Firm's determination of Closing Cash Proceeds, the Valuation Firm shall also determine, pursuant to the terms of the first and second sentences of this Section 2.04(e), and taking into account all fees, costs and expenses of the Valuation Firm already paid by each of the Purchaser, on the one hand, and the Seller, on the other hand, as of the date of such determination, the allocation of the Valuation Firm's fees, costs and expenses between the Purchaser and the Seller, which such determination shall be conclusive and binding upon the parties hereto.
(f)Within five (5) Business Days after the later to occur of (i) the final determination of the Uncollected AR Amount pursuant to Section 6.06, and (ii) the final determination of the Closing Cash Proceeds, including each of the components thereof, pursuant to this Section 2.04:
(i)if the Closing Cash Proceeds as finally determined pursuant to this Section 2.04 are less than the sum of the Estimated Closing Cash Proceeds and the Uncollected AR Amount (the total amount of such difference, the "Purchaser Adjustment Amount"), then the Purchaser and the Seller shall (A) cause the Escrow Agent to pay to the Purchaser solely and exclusively from the Purchase Price Adjustment Escrow Funds an amount (which in no case shall exceed the amount of the Purchase Price Adjustment Escrow Funds) equal to such deficiency, and (B) pay to the Seller from the Purchase Price Adjustment Escrow Funds the amount (if any) by which the amount of the Purchase Price Adjustment Escrow Funds is greater than the Purchaser Adjustment Amount; and
(ii)if the Closing Cash Proceeds as finally determined pursuant to this Section 2.04 are greater than the sum of the Estimated Closing Cash Proceeds and the Uncollected AR Amount (the total amount of such excess, the "Seller Adjustment Amount"), then (A) the Purchaser shall pay or cause to be paid to the Seller an amount equal to the Seller Adjustment Amount, and (B) the Purchaser and the Seller shall cause the Escrow Agent to pay to the Seller an amount equal to all of the Purchase Price Adjustment Escrow Funds.
All payments to be made pursuant to Section 2.04(f) shall (x) be treated by all parties for tax purposes as adjustments to the Closing Cash Proceeds to the extent permitted by applicable Law and (y) be made by wire transfer of immediately available funds to the account(s) designated by the Purchaser or the Seller, as applicable.

.2.05 Withholding. The Purchaser (and any other Person that has any withholding obligation with respect to any payment made pursuant to this Agreement) and the Seller shall be entitled to deduct and withhold from the Estimated Closing Cash Proceeds and any amounts otherwise payable pursuant to this Agreement to any Person such amounts as the Purchaser or such other Person is required to deduct and withhold with respect to the making of such payment under the Code or any other applicable provision of Law; provided, that the Purchaser or such other Person shall provide the Seller with reasonable notice prior to withholding any amounts pursuant to this Section 2.05 (other than any such amounts subject to payroll withholding), and shall work in good faith with the Seller to minimize any such withheld amounts. To the extent that amounts are so withheld and are timely paid over to the applicable Tax authority in accordance with applicable Law, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE SELLER
The Seller represents and warrants to the Purchaser that the statements in this Article III are true and correct as of the date of this Agreement, except as set forth in the Disclosure Schedules (subject to Section 10.06).
.3.01 Authority, Validity and Effect. The Seller is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware, and the Seller has all requisite limited liability company power and authority to enter into and perform the Seller's obligations under this Agreement and each other agreement, document, instrument or certificate contemplated by this Agreement to be executed by the Seller in connection with the transactions contemplated by this Agreement (the "Seller Documents") and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Seller Documents and the Seller's performance hereunder and thereunder and the consummation by the Seller of the transactions contemplated hereby and thereby have been duly authorized by all requisite limited liability company action. This Agreement has been, and each of the Seller Documents will be at or prior to the Closing, duly executed and delivered by the Seller pursuant to all such limited liability company action, and, assuming due authorization and execution of the other parties hereto and thereto (other than the Company or any of its Subsidiaries), this Agreement constitutes, and each of the Seller Documents when so executed and delivered will constitute, the legal, valid and binding obligation of the Seller, enforceable against the Seller in accordance with their respective terms, except as limited by bankruptcy, insolvency, reorganization, moratorium and similar Laws relating to or affecting creditors' rights or to general principles of equity.
.3.02 Title to Securities. The Seller legally, of record and beneficially owns the Shares and, at the Closing, the Seller shall deliver to the Purchaser good and valid title to the Shares, free and clear of all Liens other than Liens arising under applicable securities Laws. The Seller is not a party to any option, warrant, call, put or other agreement providing for the disposition or voting of the Shares.

.3.03 No Breach. Except as set forth on the Authorization Schedule, other than in respect of any sale bonuses payable to certain members of management pursuant to the agreements set forth on the Sale Bonus Amount Schedule, the execution, delivery and performance of this Agreement and the Seller Documents by the Seller and the consummation of the transactions contemplated hereby and thereby, or compliance by the Seller with any of the provisions hereof or thereof, do not and will not conflict with, result in any material breach of, require any consent or notice under, constitute a material default under (with or without notice or lapse of time or both), result in a material violation of, result in the creation of any Lien upon any material properties or assets of the Seller under, give rise to any right of termination, cancellation or acceleration of any material obligation or to loss of a material benefit under, or give rise to any obligation of the Seller to make any material payment under, any provision of (i) the Seller's certificate of formation, limited liability company agreement or other organizational documents of the Seller, (ii) any contract to which the Seller is a party or bound, (iii) any outstanding judgment, order or decree applicable to the Seller or any of the material properties or assets of the Seller, or (iv) any applicable Law to which the Seller or the Seller's properties or assets are subject.
.3.04 Litigation. There are no actions, suits or proceedings pending or, to the Seller's knowledge, threatened against or affecting the Seller or the Seller's properties or assets at law or in equity, or before or by any Governmental Body, which would adversely affect or materially delay the Seller's performance under this Agreement and the Seller Documents or the consummation of the transactions contemplated hereby and thereby.
.3.05 Brokerage. Except for the fees of Bowstring Advisors, a division of Citizens Capital Markets, Inc. ("Bowstring") (whose fees and expenses shall be Transaction Expenses), there are no brokerage commissions, finders' fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement made by or on behalf of the Seller.
.3.06 Governmental Consents. No consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any Governmental Body is required on the part of the Seller in connection with any of the execution, delivery or performance of this Agreement or the other Seller Documents or the consummation of the transactions contemplated hereby and thereby.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE SELLER REGARDING THE COMPANY
The Seller represents and warrants to the Purchaser that the statements in this Article IV are true and correct as of the date hereof, except as set forth in the schedules accompanying this Agreement (each, a "Schedule" and, collectively, the "Disclosure Schedules") (subject to Section 10.06).
.4.01 Organization and Corporate Power. The Company is a corporation duly organized, validly existing and in good standing under the General Corporation Law of the State of Delaware, and the Company has all requisite corporate power and authority to own, operate or lease the properties and assets now owned, operated or leased by it and to carry on its businesses as now conducted. The Company is duly licensed or qualified to do business and is in good standing (or its equivalent) in every jurisdiction in which the properties owned by it or the operation of its business as now conducted requires it to qualify, except where the failure to be so qualified would not constitute a Material Adverse Change.
.4.02 Subsidiaries. Except as set forth on the Subsidiary Schedule, the Company does not own or hold the right to acquire any Equity Security or other equity interest in any other corporation, organization or entity. Except as set forth on the Subsidiary Schedule, the Company owns, directly or indirectly, legally, of record and beneficially, all Equity Securities in each of its Subsidiaries, free and clear of all Liens (other than Liens arising under applicable securities Laws), and all such Equity Securities have been duly authorized and are validly issued, fully paid and non‑assessable (to the extent such concept is applicable to such Equity Security) and no such Equity Securities are subject to, or were issued in violation of, any preemptive rights or any other third-party rights created by Law, the organizational documents of any of the Company's Subsidiaries or any agreement to which any of the Company's Subsidiaries is a party or by which it is bound. Each of the Company's Subsidiaries is duly formed or organized, validly existing and in good standing (or its equivalent, if applicable) under the applicable Laws of its jurisdiction of formation or organization, and each of the Company's Subsidiaries has all requisite corporate, limited liability company or similar entity power and authority to own, operate or lease the properties and assets now owned, operated or leased by it and to carry on its businesses as now conducted. Each of the Company's Subsidiaries is duly licensed or qualified to do business and is in good standing (or its equivalent) in every jurisdiction in which the properties owned by it or the operation of its business as now conducted requires it to qualify, except where the failure to be so qualified would not constitute a Material Adverse Change.
.4.03 Authorization; No Breach.
(a)The Company has full corporate power and authority to execute and deliver this Agreement and each other agreement, document, instrument or certificate contemplated by this Agreement to be executed by the Company in connection with the transactions contemplated by this Agreement (the "Company Documents"), to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and each of the Company Documents by the Company and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized and approved by all requisite corporate action, and no other corporate proceedings on its part are necessary to authorize the execution, delivery or performance of this Agreement. This Agreement has been, and each of the Company Documents will be at or prior to the Closing, duly and validly authorized, executed and delivered by the Company, and assuming that this Agreement and each of the Company Documents is a valid and binding obligation of the other parties hereto and thereto, this Agreement constitutes, and each of the Company Documents when so executed and delivered will constitute, a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with their respective terms, subject to bankruptcy, insolvency, reorganization, moratorium and similar Laws relating to or affecting creditors' rights or to general principles of equity.
(b)Except as set forth on the Authorization Schedule, the execution, delivery and performance of this Agreement and each of the Company Documents by the Company and the consummation of the transactions contemplated hereby and thereby, or compliance by the Company or its Subsidiaries with any of the provisions hereof or thereof, do not and will not conflict with, result in any material breach of, require any consent or notice under, constitute a material default under (with or without notice or lapse of time or both), result in a material violation of, result in the creation of any Lien upon any material properties or assets of the Company or any of its Subsidiaries under, give rise to any right of termination, cancellation or acceleration of any material obligation or to loss of a material benefit under, or give rise to any obligation of the Company or any of its Subsidiaries to make any material payment under, any provision of (i) the Company's or any of its Subsidiaries' certificate of incorporation or formation, bylaws, limited liability company agreement or other organizational documents, (ii) any material contract to which the Company or any of its Subsidiaries is a party or bound (including any contract required to be set forth on the Contracts Schedule), (iii) any outstanding judgment, order or decree applicable to the Company or any of its Subsidiaries or any of the material properties or assets of the Company or any of its Subsidiaries, (iv) any applicable Law to which the Company, any of its Subsidiaries, or any of their respective properties or assets are subject, or (v) any material Permit.
.4.04 Capital Stock.
(a)As of the date hereof, the authorized capital stock of the Company consists of 1,000 shares of common stock, $0.01 par value, of which 100 shares are issued and outstanding and are held legally, of record and beneficially by the Seller, and all of such issued and outstanding shares have been duly authorized and are validly issued, fully paid and non‑assessable, and no such issued and outstanding shares are subject to, or were issued in violation of, any preemptive rights or any other third-party rights created by Law, the organizational documents of the Company or any agreement to which the Company is a party or by which it is bound. The Capitalization Schedule sets forth the authorized, issued and outstanding Equity Securities of the Company and of each of the Company's Subsidiaries. Except as set forth in the first sentence of this Section 4.04(a) and except as set forth on the Capitalization Schedule, there are no outstanding Equity Securities or commitments of any character whatsoever relating to, or securities or rights convertible into, any Equity Securities containing any equity features of the Company or its Subsidiaries, or contracts, commitments, understandings or arrangements, by which the Company or any of its Subsidiaries is or may become bound to issue additional Equity Securities or other equity interests or commitments of any character whatsoever relating to, or securities or rights convertible into, any Equity Security or other equity interests.
(b)Except as set forth on the Capitalization Schedule, there are no Equity Securities or rights of the Company or any of its Subsidiaries, or contracts, commitments, understandings or arrangements by which the Company or any of its Subsidiaries is bound obligating the Company or any of its Subsidiaries to redeem or otherwise acquire any shares of capital stock or other equity interests of the Company or any of its Subsidiaries. Except as set forth on the Capitalization Schedule, neither the Company nor any of its Subsidiaries has outstanding bonds, debentures, notes or other similar obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders or members of the Company or any of its Subsidiaries on any matter. There are no declared and unpaid dividends in respect of any Equity Securities of the Company. Except as set forth on the Capitalization Schedule, there are no voting trusts, stockholder agreements, proxies or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting or transfer of the capital stock or other equity interests of the Company or any of its Subsidiaries.
.4.05 Financial Statements.
(a)Attached to the Financial Statements Schedule are the Company's unaudited consolidated balance sheet as of December 31, 2018 and unaudited consolidated balance sheet as of December 31, 2019 (the "Latest Balance Sheet") and the related statements of income and retained earnings for the years then ended (collectively, the "Financial Statements"). The Financial Statements have been prepared based upon the information contained in the Company's and its Subsidiaries' books and records, have been prepared in conformity with GAAP applied on a consistent basis throughout the period involved, and present fairly in all material respects the financial condition and results of operations of the Company and its Subsidiaries as of the times and for the periods referred to therein, subject in each case to (i) the absence of footnote disclosures and other presentation items and (ii) such other exceptions to GAAP as are set forth on the Financial Statements Schedule.
(b)The Company and its Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in all material respects in accordance with management's general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in all material respects in conformity with GAAP (except as disclosed on the Financial Statements Schedule) and to maintain accountability for assets; (iii) access to assets is permitted in all material respects in accordance with management's general or specific authorization; and (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and reasonable action is taken with respect to any differences.
(c)All Accounts Receivable that are reflected in the Latest Balance Sheet represent valid obligations arising from services actually performed by the Company or its Subsidiaries in the ordinary course of business of the Company and its Subsidiaries. The reserves for bad debt reflected in the Latest Balance Sheet have been calculated consistent with past practice in the ordinary course of business of the Company and its Subsidiaries.
.4.06 Assets. The assets and properties held by the Company and its Subsidiaries immediately following the Closing, together with (i) any rights of the Company and its Subsidiaries under this Agreement and (ii) any services currently provided by the Seller and its Affiliates (other than the Company or its Subsidiaries) to the Company or its Subsidiaries, each of which is set forth on the Seller Services Schedule, and that the Purchaser elects not to continue after the Closing, assuming receipt of all consents, approvals and authorizations as contemplated by the Authorization Schedule, will permit the Company and its Subsidiaries to operate the business of the Company and its Subsidiaries in all material respects in substantially the same manner as the business of the Company and its Subsidiaries is currently being conducted by the Company and its Subsidiaries as of the date hereof.
.4.07 Absence of Undisclosed Liabilities.
(a)Except as set forth on the Undisclosed Liabilities Schedule, the Company and its Subsidiaries have no liabilities, obligations or commitments of any nature whatsoever, asserted or unasserted, known or unknown, absolute or contingent, accrued or unaccrued, matured or unmatured or otherwise, in each case, other than liabilities (a) that are taken into account in calculating the Closing Cash Proceeds as finally determined pursuant to Section 2.04, (b) set forth or reflected on the Latest Balance Sheet, (c) which have arisen after the date of the Latest Balance Sheet in the ordinary course of business of the Company and its Subsidiaries and which are not, individually or in the aggregate, material to the Company and its Subsidiaries taken as a whole (it being understood that in no event shall any tortious conduct, litigation, infringement, violation of Law or breach of contract or Permit be considered or deemed to be in the ordinary course of business), (d) that are executory obligations arising under contracts and commitments described on the Contracts Schedule (none of which is a liability for any breach of any such contract or commitment, breach of warranty, tort, infringement or violation of Law) or (e) that would not constitute a Material Adverse Change.
(b)Exhibit C correctly sets forth all Indebtedness, Capital Lease Obligations and Transaction Expenses as of the date hereof.
.4.08 No Material Adverse Change; Absence of Certain Developments.
(a)Except as set forth on the Developments Schedule, since December 31, 2018 through the date hereof, there has not been any Material Adverse Change. Except as required or expressly contemplated by this Agreement and as set forth on the Developments Schedule, since June 30, 2019 through the date hereof, the Company and each of its Subsidiaries have conducted its business in the ordinary course consistent with past practice in all material respects. Without limiting the generality of the foregoing, and except as required or expressly contemplated by this Agreement and as set forth on the Developments Schedule, since June 30, 2019 through the date hereof, neither the Company nor any of its Subsidiaries has:
(i)(A) amended the respective certificates of incorporation or formation or bylaws, limited liability company agreement or other organizational documents of the Company or any of its Subsidiaries in any manner or (B) split, combined or reclassified the capital stock or other equity interests of the Company or any of its Subsidiaries;
(ii)issued, sold, pledged, transferred or disposed of, or agreed to issue, sell, pledge, transfer or dispose of, any shares of capital stock or other equity interests of the Company or any of its Subsidiaries or issued any shares of capital stock or equity interests of any class or issued or become a party to any subscriptions, warrants, rights, options, convertible securities or other agreements or commitments of any character relating to the issued or unissued capital stock or other equity interests of the Company or any of its Subsidiaries (except this Agreement and the agreements contemplated hereby), or granted any stock appreciation or similar rights;
(iii)redeemed, purchased or otherwise acquired any outstanding shares of capital stock or other equity interests of the Company or any of its Subsidiaries or declared or paid any non‑cash dividend or made any other non‑cash distribution to any Person other than the Company or one or more of its Subsidiaries;
(iv)(A) granted to any employee of the Company or any of its Subsidiaries any material increase in compensation or benefits, except (1) for pay increases, promotions, and bonuses made in the ordinary course of business or (2) as may be required by applicable Law or the terms of any Plan; (B) materially modified or established any new Company Plan (or any arrangement that would constitute a Company Plan, if adopted), except (1) to the extent required by Law or the terms of any Company Plan or contract or (2) as would not be material and would be in the ordinary course of business; (C) hired or terminated the employment of any employee in the position of vice president or above; or (D) implemented any employee layoffs in violation of the WARN Act;
(v)sold, leased, subleased, licensed, sublicensed, transferred, pledged, encumbered or otherwise disposed of, or created or incurred any Lien (other than Permitted Liens incurred or non-exclusive licenses or sublicenses granted in the ordinary course of business consistent with past practice) on, any material property or material assets owned by the Company or any of its Subsidiaries, except for (A) the sale, lease, transfer or disposition of inventory or obsolete machinery or equipment in the ordinary course of business and, (B) as to the Leased Real Property, the exercise of the Company's or any of its Subsidiaries' rights and remedies under any Lease, in the ordinary course of business, including any expiration, termination, renewal, expansions, reductions or similar rights as to such Leased Real Property;
(vi)terminated (except for a termination resulting from the expiration of a contract in accordance with its terms) any contract which but for such termination would have been required to be listed on the Contracts Schedule;
(vii)acquired any business or Person, by merger or consolidation, purchase of assets (or any substantial portion of assets) or equity interests, or by any other manner, in a single transaction or a series of related transactions;
(viii)except in accordance with the capital budget of the Company and its Subsidiaries, committed or authorized any commitment to make any material capital expenditures, or failed to make material capital expenditures in accordance with such budget;
(ix)made any material change in any method of accounting or auditing practice, except changes required as a result of changes in GAAP or applicable Law;
(x)made any loans, advances or capital contributions to, or investments in, any other Person other than loans, advances or capital contributions by the Company or any of its Subsidiaries (A) to any Subsidiary, (B) to any employee in connection with travel, entertainment or related business expenses or other customary out‑of‑pocket expenses in the ordinary course of business or (C) in the ordinary course of business to any material customer, distributor, licensor, supplier or other Person with which the Company or any of its Subsidiaries has significant business relations;
(xi)(A) made or changed any material Tax election, (B) changed any annual Tax accounting period, (C) adopted or changed any material method of Tax accounting, (D)  entered into any "closing agreement" with any taxing authority, or (E) settled any material claim or assessment in respect of a material amount of Tax, in each case, to the extent such election, change, agreement, settlement or other action would increase materially the Taxes of the Company or any of its Subsidiaries after the Closing;
(xii)settled or initiated any material legal proceeding by or against the Company or any of its Subsidiaries;
(xiii)suffered or permitted any material loss, damage or destruction to, or any material interruption in the use of, other than in the ordinary course of business,

any of the material assets of the Company or any of its Subsidiaries (whether or not covered by insurance);
(xiv)changed its working capital and/or cash management practices or its policies, practices and procedures with respect to collection of accounts receivable, establishment of reserves for uncollectible accounts, accrual of accounts receivable, prepayment of expenses, payment of accounts payable, accrual of other expenses, deferral of revenue and acceptance of customer deposits (in each case including the timing thereof);
(xv)been subject to any material labor strike or lockout involving employees of the Company or its Subsidiaries or material claim of unfair labor practices (as defined in the National Labor Relations Act) by any employee of the Company or its Subsidiaries; or
(xvi)authorized or agreed to take any action described in this Section 4.08(b).
.4.09 Title to Properties.
(a)The Company and its Subsidiaries own good, valid and marketable title to, or hold a valid leasehold interest in, all of the material real and personal property used by them in the conduct of their business, free and clear of all Liens, except for Permitted Liens and Intellectual Property. Each such item of material tangible personal property is in all material respects in operable condition and repair, subject to normal wear and tear, ongoing repairs or refurbishments in the ordinary course and obsolescence in the ordinary course.
(b)The Leased Real Property Schedule contains a list of all real property leased by the Company and its Subsidiaries (the "Leased Real Property"). The Company has delivered to the Purchaser a true and complete copy of the underlying lease (and all modifications, amendments, and supplements thereto) with respect to each parcel of Leased Real Property (each, a "Lease"). Except as set forth on the Leased Real Property Schedule, with respect to each of the Leases: (i) either the Company or one (1) of its Subsidiaries has a valid and enforceable leasehold interest in each parcel or tract of real property leased by it (subject, as to enforceability, to applicable bankruptcy, insolvency and similar laws affecting the rights of the parties thereto generally and to general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or at law)); (ii) neither the Company nor any of its Subsidiaries is in material default thereunder nor, to the Company's knowledge, are there any existing material defaults by the lessor thereof; and (iii) no event has occurred which (with notice, lapse of time or both) would constitute a material breach or default thereunder by the Company or its Subsidiaries (as applicable) or, to the Company's knowledge, any other party thereto.
(c)Neither the Company nor any of its Subsidiaries owns any real property.
(d)All of the buildings, fixtures, structures and improvements situated on the Leased Real Property are in all material respects in good condition and repair and free from material defects, subject to normal wear and tear, ongoing repairs or refurbishments in the ordinary course and obsolescence in the ordinary course.
(e)There is no pending or, to the Company's knowledge, threatened material condemnation or eminent domain proceeding, special assessment, rezoning or moratorium affecting the Leased Real Property.

(f)The current use and operation of the Leased Real Property does not violate, in any material respect, any Law, covenant, condition, restriction, easement, license, permit or contract.
(g)Neither the Company nor any of its Subsidiaries has any claims, liability or obligations for brokerage commissions, finders' fees or similar fees, commissions or compensations in connection with the Leased Real Property.
.4.10 Tax Matters. Except as set forth on the Taxes Schedule:
(a) the Company and its Subsidiaries have duly filed all Income Tax Returns and all other material Tax Returns that are required to be filed by them in accordance with any applicable Law and such Tax Returns are correct and complete in all material respects;
(b) all material Taxes due and owing by the Company and its Subsidiaries (whether or not shown on any Tax Return) have been fully paid or properly accrued as a liability in the computation of Closing Working Capital;
(c) all material Taxes which the Company or any of its Subsidiaries is obligated to withhold from amounts owing to any employee, creditor, independent contractor or third party have been fully paid or properly accrued as a liability in the computation of Closing Working Capital;
(d) neither the Company nor any of its Subsidiaries has received from any taxing authority any written notice of an assessment, proposed deficiency or adjustment of any material amount of Tax that has not either been satisfied by payment or finally settled;
(e) neither the Company nor any of its Subsidiaries has consented to extend the time in which any Income Tax or other material Tax may be assessed or collected by any taxing authority of any Governmental Body, which extension is still in effect;
(f)there are no ongoing or pending Income Tax or other material Tax audits or judicial proceedings by any taxing authority of any Governmental Body against the Company or any of its Subsidiaries currently underway, pending or, to the Company's knowledge, threatened in writing;
(g) no claim has been made by a Governmental Body in the last three years in a jurisdiction where the Company or its Subsidiaries do not file Tax Returns that the Company or its Subsidiaries are or may be subject to taxation or required to file Tax Returns in that jurisdiction;
(h)there are no Liens for Taxes against any asset of the Company or its Subsidiaries (other than Permitted Liens);
(i)neither the Company nor any of its Subsidiaries is a party to or bound by, or has any obligation under, any material Tax allocation, sharing, or indemnity agreement (other than any agreement entered into in the ordinary course of business and not primarily concerning Taxes);
(j)neither the Company nor any of its Subsidiaries (i) has been a member of an affiliated, combined, consolidated or unitary group filing a consolidated U.S. federal income Tax Return or similar state, local or non-U.S. Tax Return (other than a group the common parent of which was the Company) or (ii) has any liability with respect to Taxes of any other Person under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. law), as a transferee, or a successor, by contract, or otherwise;
(k)neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude an item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of (A) any change in or use of an improper method of accounting for a taxable period ending on or prior to the Closing Date, (B) any

"closing agreement" as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date, (C) installment sale or open transaction disposition made on or prior to the Closing Date, (D) intercompany transaction occurring at or prior to the Closing or excess loss account in existence at Closing described in Regulations under Code Section 1502; (E) any prepaid amount received or deferred revenue accrued on or prior to the Closing Date, or (F) any election under Section 108(i) of the Code made on or prior to the Closing;
(l)neither the Company nor any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Code §355 or Code §361;
(m)the Company and its Subsidiaries have properly (i) collected and remitted material sales, use, value added and similar Taxes with respect to sales or leases made or services provided to its customers and (ii) for all material sales, leases or provision of services that are exempt from sales, use, value added and similar Taxes and that were made without charging or remitting sales, use, value added or similar Taxes, received and retained any appropriate Tax exemption certificates and other documentation qualifying such sale, lease or provision of services as exempt;
(n)the Company is taxed as a corporation under Subchapter C of the Code for federal and applicable state and local income Tax purposes and EdgeRock Technologies, LLC is disregarded as an entity separate from the Company for federal income Tax purposes;
(o)the unpaid Taxes of the Company and its Subsidiaries (A) did not, as of the Latest Balance Sheet, exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Latest Balance Sheet (rather than any notes thereto), and (B) do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Company and its Subsidiaries in filing their Tax Returns;
(p)each of the Company and its Subsidiaries have disclosed on their federal Income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal Income Tax within the meaning of Code Section 6662;
(q)neither the Company nor any of its Subsidiaries is or has been a party to any "listed transaction," as defined in Code §6707A(c)(2) and Reg. §1.6011‑4(b)(2);
(r)the Company from the date of its organization has not been, and through the Closing Date will not be, a member of an affiliated group of corporations filing a consolidated income Tax Return under Code Section 1502; and
(s)With the exception of 2017, all services performed by the Company and its Subsidiaries in the State of New Mexico have been performed pursuant to the LANS VMS Supplier Services Agreement, dated as of March 25, 2013, by and between EdgeRock Technologies, LLC, as supplier, and Compa Industries, Inc., as prime contractor.
.4.11 Contracts and Commitments.
(a)Section (a) of the Contracts Schedule lists each employment agreement with the Temporary Personnel whose base annual compensation in 2019 was in excess of $200,000 (including all written amendments thereto) to which the Company or any of its Subsidiaries is a party (collectively, the "Temporary Personnel Contracts").
(b)Each Billable Staffing Independent Contractor has entered into an agreement with EdgeRock Technologies, LLC in materially the form attached to section (b) of the Contracts Schedule (collectively, the "Billable Staffing Independent Contractor Contracts").

(c)Section (c) of the Contracts Schedule lists the following agreements (whether written or oral and including all amendments and supplements thereto) to which the Company or any of its Subsidiaries is a party or beneficiary or by which the Company or any of its Subsidiaries or any of their respective properties or assets is bound or otherwise obligated, which is not listed in Sections (a) or (b) of the Contracts Schedule (collectively with the agreements and policies listed in Sections (a) and (b) of the Contracts Schedule, the "Business Contracts"): (i) agreements evidencing, securing or otherwise relating to any Indebtedness for which the Company or any of its Subsidiaries is, directly or indirectly, liable; (ii) capital or operating leases or conditional sales agreements relating to vehicles, equipment or other assets of the Company or its Subsidiaries; (iii) agreements pursuant to which the Company or any of its Subsidiaries is entitled or obligated to either acquire any material assets from, or sell any material assets to, a third Person; (iv) employment or consulting agreements providing for annual base salary or annual fees in excess of one hundred thousand dollars ($100,000), or collective bargaining agreements or arrangements with respect to employees of the Company or its Subsidiaries; (v) other than purchase orders entered into in the ordinary course of business, any contract or group of related contracts with any supplier required to be listed on the Customers and Suppliers Schedule; (vi) other than purchase orders entered into in the ordinary course of business, any contract or group of related contracts with any customer required to be listed on the Customers and Suppliers Schedule; (vii) material contracts relating to the licensing of material Intellectual Property by the Company or any of its Subsidiaries to a third-party or by a third-party to the Company or any of its Subsidiaries, in each case, other than (A) licenses for commercially available, off‑the‑shelf software used by the Company or any of its Subsidiaries or (B) agreements entered into by the Company or any of its Subsidiaries with customers in the ordinary course of business; (viii) contracts relating to the acquisition or disposition (whether by merger, sale of stock, sale of assets or otherwise) of any Person or material line of business entered into during the past three (3) years or the future acquisition or disposition (whether by merger, sale of stock, sale of assets or otherwise) of any Person or material line of business; (ix) any stock purchase, stock option or similar plan; and (x) any joint venture, strategic alliance, revenue sharing, partnership or similar contract.
(d)The Company has made available to the Purchaser a true, correct and complete copy of each written Business Contract. To the Company's knowledge, there are no material oral Business Contracts. Assuming receipt of all consents, approvals and authorizations as contemplated by the Authorization Schedule, each Business Contract is in full force and effect, and is a legal, valid and binding obligation of the Company or a Subsidiary of the Company which is party thereto, and, to the knowledge of the Company, of the other parties thereto enforceable against each of them in accordance with its terms, in each case, subject to bankruptcy, insolvency, reorganization, moratorium and similar Laws relating to or affecting creditors' rights or to general principles of equity. Assuming receipt of all consents, approvals and authorizations as contemplated by the Authorization Schedule, except as expressly set forth on the Contracts Schedule, neither the Company nor any Subsidiary of the Company (as applicable) is in material default under any contract required to be listed on the Contracts Schedule, and, to the knowledge of the Company, no other party to each of the contracts required to be listed on the Contracts Schedule is in material default thereunder. Assuming receipt of all consents, approvals and authorizations as contemplated by the Authorization Schedule, except as expressly set forth on the Contracts Schedule, no event has occurred that with the lapse of time or the giving of notice or both would constitute a material breach or default on the part of the Company, or any Subsidiary of the Company or, to the knowledge of the Company, any other party under any contract required to be listed on the Contracts Schedule. No party to any contract required to be listed on the Contracts Schedule has provided written notice to the Company or any of its Subsidiaries of any default under, intention to terminate, or material unresolved dispute with respect to any such contract.
.4.12 Intellectual Property.
(a)    All registered and material unregistered trademarks and applications to register trademarks, Internet domain names, patents and patent applications and registered copyrights and applications to register copyrights owned by the Company or any of its Subsidiaries are set forth on the Intellectual Property Schedule.
(b)    Except as set forth on the Intellectual Property Schedule: (i) the Company or one of its Subsidiaries is the sole and exclusive legal and beneficial owner of all right, title and interest in and to, or has the valid and enforceable right to use, all Intellectual Property necessary for the conduct of the Company's and its Subsidiaries' businesses as currently conducted (the "Company Intellectual Property"), free and clear of all Liens (other than Permitted Liens); (ii) the Owned Company Intellectual Property is, to the Company's knowledge, valid and enforceable, all registrations of Owned Company Intellectual Property are subsisting and in full force and effect, and the Company and each of its Subsidiaries has taken reasonable and necessary steps to maintain the Owned Company Intellectual Property and to preserve the confidentiality of all trade secrets included therein, including by requiring all Persons having access thereto to execute binding, written non-disclosure agreements; (iii) neither the Company nor any of its Subsidiaries has received any written claims within the twelve (12) months prior to the date hereof alleging that the Company or any of its Subsidiaries has infringed or misappropriated the Intellectual Property of any other Person; (iv) the conduct of the Company's and its Subsidiaries' businesses as currently conducted, including the use of the Company Intellectual Property in connection therewith, do not currently infringe or misappropriate the Intellectual Property of any other Person; (v) to the Company's knowledge, there is not currently any infringement or misappropriation by any other Person of any material Owned Company Intellectual Property; and (vi) as of the date hereof, there are no legal actions (including any opposition, cancellation, revocation, review, or other proceeding), whether pending or threatened in writing against the Company or any of its Subsidiaries (including in the form of offers to obtain a license), challenging the validity, enforceability, registrability, patentability, or ownership of any Owned Company Intellectual Property or alleging any infringement, misappropriation, or other violation by any Person of the Owned Company Intellectual Property.
(c)    Except as not material to the Company and its Subsidiaries, taken as a whole, all Company IT Systems are in good working condition and are sufficient for the operation of the Company's and its Subsidiaries' businesses as currently conducted. In the past 12 months, there has been no material malfunction, failure, continued substandard performance, denial-of-service, or to the Company's knowledge, other cyber incident, including any cyberattack, or other substantial impairment of the Company IT Systems that has resulted in material disruption or material damage to the business of the Company and its Subsidiaries and that has not been remedied in all material respects. The Company and its Subsidiaries have taken commercially reasonable steps to safeguard the confidentiality, availability, security, and integrity of the Company IT Systems owned by the Company, including implementing and maintaining appropriate backup, disaster recovery, and software and hardware support arrangements.

(d)    The Company and each of its Subsidiaries have complied in all material respects with all applicable Laws and all internal or publicly posted policies, notices, and statements concerning the collection, use, processing, storage, transfer, and security of personal information in the conduct of the Company's and its Subsidiaries' businesses. To the Company's knowledge, in the past 12 months, the Company and its Subsidiaries have not (i) experienced any actual, alleged, or suspected data breach or other material security incident involving personal information in their possession or control or (ii) been subject to or received any written notice of any audit, investigation, complaint, or other action by any Governmental Body or other Person concerning the Company's or any of its Subsidiaries' collection, use, processing, storage, transfer, or protection of personal information or actual, alleged, or suspected violation of any applicable Law concerning privacy, data security, or data breach notification.
.4.13 Litigation. Except as set forth on the Litigation Schedule, there are no material actions, suits, complaints, claims, demands, petitions, mediations, arbitrations, other proceedings, or, to the Company's knowledge, investigations pending or threatened by or against the Company or any of its Subsidiaries, at law or in equity, or before or by any Governmental Body as of the date hereof. Except as set forth on the Litigation Schedule, neither the Company nor any of its Subsidiaries is subject to any outstanding judgment, order, injunction or decree of any Governmental Body as of the date hereof.
.4.14 Governmental Consents. No material consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any Governmental Body is required on the part of the Company or any of its Subsidiaries in connection with any of the execution, delivery or performance of this Agreement or the other Company Documents or the consummation of the transactions contemplated hereby and thereby.
.4.15 Employee Benefit Plans.
(a)The Employee Benefits Schedule sets forth a complete and correct list of each material Plan, and separately identifies those Plans that are sponsored or maintained by the Company or any of its Subsidiaries (such Plans, the "Company Plans"). For purposes of this Agreement, "Plan" shall mean any: (i) nonqualified deferred compensation or retirement plans; (ii) qualified "defined contribution plans" (as such term is defined under Section 3(34) of ERISA); (iii) qualified "defined benefit plans" (as such term is defined under Section 3(35) of ERISA) (the Plans described in the foregoing clauses (ii) and (iii) are collectively referred to herein as the "Pension Plans"); (iv) "welfare benefit plans" (as such term is defined under Section 3(1) of ERISA, whether or not subject to ERISA) (the "Welfare Plans"); and (v) compensatory, cash, equity or equity-based incentive, bonus, change in control, profit-sharing, retention, vacation, paid time off, fringe-benefit or similar agreements, plans, policies, programs or arrangements, in each case, (x) that are sponsored, maintained, or contributed to by the Company or any of its Subsidiaries, (y) that are sponsored, maintained, or contributed by the Seller or any of its non-Company Affiliates for the benefit of any current or former employee, officer, manager, director, retiree, consultant or independent contractor of the Company or any of its Subsidiaries, or any spouse or dependent of any such individual, or (z) with respect to which the Company or any of its Subsidiaries has or may have any liability, contingent or otherwise. No Company Plan is maintained outside the jurisdiction of the United States or covers any individual residing or working outside the United States. No Plan provides compensation or benefits to any Billable Staffing Independent Contractor.
(b)Each Pension Plan which is intended to meet the requirements of a "qualified plan" under Section 401(a) of the Code, has either received a favorable determination letter or opinion letter from the Internal Revenue Service that such Pension Plan is so qualified or has requested such a favorable determination letter within the remedial amendment period of Section 401(b) of the Code and there are no facts or circumstances that would reasonably be expected to jeopardize the qualification of such Pension Plan.
(c)The Company Plans comply in form and in operation in all material respects with their terms and the requirements of all applicable Laws including, without limitation, the Code, ERISA, the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act ("HIPAA"), the Age Discrimination in Employment Act, the Family and Medical Leave Act, the Americans With Disabilities Act, the Equal Pay Act, Title VII of the Civil Rights Act of 1964, the Consolidated Omnibus Budget Reconciliation Act of 1985 or similar state Law ("COBRA"), the Patient Protection and Affordable Care Act, and the regulations and authorities published thereunder, and with respect to the classification of independent contractors, consultants and advisors for purposes of participation and benefit accrual purposes under each such Company Plan. The Company and its Subsidiaries have, in all material respects, performed all obligations required to be performed by them under, and are not in any material respect in default under or in violation of, any Plan.
(d)With respect to each Company Plan, the Company has made available to the Purchaser accurate, current and complete copies of each of the following: (i) where the Plan has been reduced to writing, the plan document together with all amendments; (ii) where the Plan has not been reduced to writing, a written summary of all material plan terms; (iii) where applicable, any trust agreements or other funding arrangements, insurance policies and contracts, and administration agreements, now in effect; (iv) any summary plan descriptions and summaries of material modifications relating to any Plan; (v) in the case of any Pension Plan which is intended to meet the requirements of a "qualified plan" under Section 401(a) of the Code, the most recent determination, opinion or advisory letter from the Internal Revenue Service; (vi) in the case of any Plan for which a Form 5500 is required to be filed, the most recently filed Form 5500, with schedules and financial statements attached (if applicable); (vii) actuarial reports received for any Plans with respect to the most recently completed plan year; (viii) the most recent nondiscrimination tests performed under the Code; and (ix) non-routine, material notices, letters or other correspondence received during the two (2) years prior to the date hereof from the Internal Revenue Service, Department of Labor, Pension Benefit Guaranty Corporation or other Governmental Body relating to the Plan.
(e)With respect to the Company Plans, (i) all benefits, contributions and premiums have been timely paid in accordance with the terms of such Company Plan and all applicable Laws, and all benefits accrued under any unfunded Company Plan has been paid, accrued or otherwise adequately reserved to the extent required by, and in accordance with, GAAP, (ii) there are no actions, suits or claims pending or, to the Company's knowledge, threatened, other than routine claims for benefits, and (iii) neither the Company nor any of its Subsidiaries has engaged in any "prohibited transaction" (as that term is defined in Section 406 of ERISA or Section 4975 of the Code).

(f)Neither the Company nor any of its Subsidiaries has, nor has any of their respective directors, officers or employees or, to the Company's knowledge, any other "fiduciary" as that term is defined in Section 3 of ERISA, committed any breach of fiduciary responsibility imposed by ERISA or any other applicable Law with respect to the Company Plans which would subject the Company, its Subsidiaries or any of their respective directors, officers or employees to any material liability under ERISA or any applicable Law.
(g)Neither the Company nor any of its Subsidiaries has incurred any material liability for any Tax or civil penalty imposed by Section 4975 of the Code or Section 502 of ERISA which has not been satisfied in full.
(h)None of the Plans is, and none of the Company or any of its Subsidiaries has any liability, contingent or otherwise (including on behalf of an ERISA Affiliate) with respect to: (i) a "multiemployer plan," as defined in Section 4001(a)(3) of ERISA; (ii) a "multiemployer welfare arrangement" as defined in Section 3(40) of ERISA; (iii) a plan that has two or more contributing sponsors at least two of whom are not under common control within the meaning of Section 4063 of ERISA and to which the Company or any entity within the same "controlled group" as the Company within the meaning of Section 4001(a)(14) of ERISA contribute or have an obligation to contribute or (iv) a plan subject to Title IV of ERISA.
(i)Except as set forth on the Employee Benefits Schedule, none of the Company Plans that are Welfare Plans obligates the Company or its Subsidiaries to provide a current or former employee (or any dependent thereof) any life insurance or medical or health benefits after his or her termination of employment with the Company or any of its Subsidiaries, other than as required under Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code or any similar state Law.
(j)Each Company Plan that is a Pension Plan or a "group health plan" (as defined in Section 733(a)(1) of ERISA), can be amended, terminated or otherwise discontinued after the Closing in accordance with its terms, without material liability to the Company or any of its Subsidiaries other than ordinary and reasonable administrative expenses typically incurred in a termination event.
(k)Each Company Plan that is subject to Section 409A of the Code has been administered in compliance with its terms and the operational and documentary requirements of Section 409A of the Code and all applicable regulatory guidance (including notices, rulings, and proposed and final regulations) thereunder. Neither the Company nor any of its Subsidiaries has any obligation to gross up, indemnify, or otherwise reimburse any individual for any excise taxes, interest, or penalties incurred pursuant to Section 409A of the Code.
(l)Except as set forth on the Employee Benefits Schedule, neither the execution of this Agreement nor any of the transactions contemplated by this Agreement will (either alone or in conjunction with the occurrence of any additional or subsequent events): (i) entitle any current or former manager, officer, employee, independent contractor or consultant of the Company or any of its Subsidiaries to severance pay or any other similar payment; (ii) accelerate the time of payment, funding or vesting, or increase the amount of compensation due to any such individual; (iii) limit or restrict the right of the Company or any of its Subsidiaries to merge, amend or terminate any Company Plan; or (iv) increase the amount payable under or result in any other obligation pursuant to any Company Plan.
(m)No amount that could be received (whether in cash or property or the vesting of property) by any officer or employee of the Company or any of its Subsidiaries who is a "disqualified individual" under any Plan or otherwise as a result of the consummation of the transactions contemplated by this Agreement (either alone or in conjunction with the occurrence of any additional or subsequent events) would be nondeductible under Section 280G of the Code or subjected to an excise tax under Section 4999 of the Code.
.4.16 Insurance. The Insurance Schedule sets forth a true and complete list of each insurance policy maintained by the Company and its Subsidiaries as of the date hereof on their properties, assets, products, business or personnel (the "Insurance Policies"). Each Insurance Policy is in full force and effect and all premiums due thereon have been timely paid and no notice of cancellation or termination has been received by the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries is in material default with respect to any provision contained in any Insurance Policy or has failed to give any notice or present any material claim under any Insurance Policy in due and timely fashion. The Company and its Subsidiaries have not received written notice or, to the Company's knowledge, oral notice of any threatened termination of, material premium increase with respect to, or material alteration of coverage under, any such Insurance Policies. There is no material claim pending under any Insurance Policy as to which coverage has been denied or disputed by the applicable insurer (other than reservations of rights). None of the Company or any of its Subsidiaries has any material self-insurance programs. The Company has provided to the Purchaser true, correct and complete copies of all Insurance Policies.
.4.17 Environmental Matters.
(a)Except as set forth on the Environmental Matters Schedule:
(i)The Company and its Subsidiaries are and for the three (3) years prior to Closing have been in material compliance with all applicable Environmental Laws, including holding, maintaining and material compliance with all Permits required under applicable Environmental Laws for the operation of the Company and its Subsidiaries.
(ii)Neither the Company nor any of its Subsidiaries has during the past three (3) years (or at any time with regard to matters which have not been fully resolved with no outstanding obligations or liabilities) received written notice from any Governmental Body regarding any actual or alleged material violation of or material liability or material investigatory, corrective or remedial obligation under Environmental Laws applicable to its operations.
(iii)Neither the Company nor any of its Subsidiaries is, or in the past three (3) years (or at any time with regard to matters which have not been fully resolved with no outstanding obligations or liabilities), has been subject to any asserted or, to the Company's knowledge, threatened, claim, order, directive or complaint asserting a material remedial obligation or material liability under Environmental Laws.
(iv)There has been no Release of Hazardous Materials by the Company or any of its Subsidiaries, and, to the Company's knowledge, there are no Hazardous Materials in a condition representing a threat of a Release at, on, about, under or from the real property listed on the Leased Real Property Schedule or any property formerly owned, operated, occupied, leased or otherwise used by the Company or any of its Subsidiaries that, in either case, would reasonably be likely to result in material liability to the Company under Environmental Laws.

(v)Neither the Company nor any of its Subsidiaries has expressly assumed or undertaken any material liability of any other Person relating to Environmental Laws.
(vi)The Company has made available to the Purchaser copies of the material assessments, material reports, and all other material environmental documents in its possession relating to any violations of Environmental Laws by the Company or any of its Subsidiaries and any liabilities of the Company or any of its Subsidiaries arising under or related to Environmental Laws.
.4.18 Affiliated Transactions. Except for the Consulting Agreement, the services to be provided to the Company or any of its Subsidiaries under this Agreement, and except for transactions between or among the Company and any of its Subsidiaries, employment relationships, and the provision of compensation and benefits to employees, in each case, in the ordinary course of business, except as set forth on the Affiliated Transactions Schedule, no employee, officer, director, manager, shareholder, member, equityholder or Affiliate of the Company or its Subsidiaries, or, to the Company's knowledge, any individual in any such employee's, officer's, director's, manager's, shareholder's, member's, equityholder's or Affiliate's immediate family, as applicable (a) is a party to any agreement, contract, commitment or transaction that is still in effect with the Company or its Subsidiaries, (b) owns any property, tangible or intangible, used by the Company or its Subsidiaries, or (c) has made any claim or other cause of action against the Company or its Subsidiaries.
.4.19 Brokerage. Except as set forth on the Brokerage Schedule, there are no brokerage commissions, finders' fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement made by or on behalf of the Company or its Subsidiaries.
.4.20 Permits; Compliance with Laws.
(a)Except as set forth on the Permits Schedule, each of the Company and its Subsidiaries holds and is, and has been for the past three (3) years, in compliance, in all material respects, with all material Permits which are required for the operation of the business of the Company and its Subsidiaries as presently conducted. All such Permits are valid and in full force and effect, and, to the Company's knowledge, no event has occurred that, with or without notice or lapse of time or both, would reasonably be expected to, result in the expiration, revocation, suspension, lapse, limitation or other impairment of any such Permit. Neither the Company nor any of its Subsidiaries has received written notice of any proceedings pending or, to the Company's knowledge, threatened, relating to the suspension, revocation or modification of any material Permit which is required for the operation of the business of the Company and its Subsidiaries as presently conducted. No such material Permit is held in the name of any employee, officer, director, equity holder, or agent on behalf of the Company or any of its Subsidiaries.
(b)Except as set forth on the Compliance with Laws Schedule: (i) the Company and its Subsidiaries are, and have been during the past three (3) years, in compliance, in all material respects, with all Laws applicable to their respective businesses, operations, properties and assets; and (ii) neither the Company nor any of its Subsidiaries has, during the past three (3) years, received any written notice of any action or proceeding against it alleging any material failure to comply with any applicable Law.

.4.21 International Trade Compliance. Except as set forth on the International Trade Compliance Schedule, the Company and its Subsidiaries are, and have been for the past three (3) years, in compliance, in all material respects, with the Export Administration Regulations, the International Traffic in Arms Regulations, the statutes, regulations, and Executive Orders administered by the U.S. Department of the Treasury, Office of Foreign Assets Control, the Foreign Corrupt Practices Act, and the U.S. import laws administered by U.S. Customs and Border Protection (each, a "Custom and International Trade Law"). Without limiting the foregoing, neither the Company nor any Subsidiary has submitted any disclosures or received any notice that it is subject to any civil or criminal investigation, audit or other inquiry involving or otherwise relating to any alleged or actual violation of any Custom and International Trade Law.
.4.22 Employees.
(a)The Employees Schedule lists as of the most recent payroll date preceding the date of this Agreement all of the directors, officers and employees of the Company and its Subsidiaries (the "Employees"). Since the date of the Latest Balance Sheet, there has not been any material change in the annual base compensation of any Employee whose annual base compensation exceeds seventy-five thousand dollars ($75,000) (except for compensation increases and decreases in the ordinary course of business).
(b)The Employees Schedule separately identifies as of the most recent payroll date preceding this Agreement those Employees who are executive or staff employees that are not considered to be Billable Staffing Independent Contractors (the "Staff Employees"), and provides, for each Staff Employee, his or her name or identification number, title or job description, and current base annual compensation.
(c)The Employees Schedule separately identifies as of the most recent payroll date preceding this Agreement those Employees who are classified by the Company and its Subsidiaries as temporary personnel providing services to an active client of the Company or its Subsidiaries (the "Temporary Personnel"), including the name or identification number, pay rate, bill rate and customer assignment for each Temporary Personnel. The Company does not sponsor, or intend within the next six (6) months to sponsor, any H1-B visas for any individual identified on the Employees Schedule.
(d)The Employees Schedule lists and separately identifies as of the most recent payroll date preceding this Agreement those individuals that the Company and its Subsidiaries classify as independent contractors engaged by the Company or any of its Subsidiaries for purposes of providing services to an active client of the Company or its Subsidiaries (the "Billable Staffing Independent Contractors"), including the name, pay rate, bill rate and customer assignment for each Billable Staffing Independent Contractor. Except as would not result in material Losses for the Company or its Subsidiaries, the Billable Staffing Independent Contractors are not, and have for the past three (3) years not been, "employees" of the Company or any of its Subsidiaries under applicable Laws.
(e)Except as set forth on the Contracts Schedule, neither the Company nor any of its Subsidiaries is party to any collective bargaining agreement with any labor organization with respect to employees of the Company or its Subsidiaries. Except as set forth on the Employees Schedule: (i) to the Company's knowledge, there are no union organizing activities involving employees of the Company or any of its Subsidiaries; (ii) there are no pending or, to the Company's knowledge, overtly threatened strikes, work stoppages, walkouts, lockouts or similar material labor disputes against the Company or any of its Subsidiaries; and (iii)  there are no pending or, to the

Company's knowledge, overtly threatened, unfair labor practice charges against the Company or any of its Subsidiaries before the National Labor Relations Board.
(f)The Company and its Subsidiaries are in compliance in all material respects with all applicable Laws respecting employment, including wages and hours of work, meal and rest break laws, expense reimbursement laws, discrimination, harassment, retaliation, disability, civil rights, payroll record laws, immigration, pay equity, terms and conditions of employment, worker classification (including the proper classification of workers as exempt vs. nonexempt and workers as independent contractors or consultants), the Fair Labor Standards Act of 1938 and its state law equivalents, Title VII of the Civil Rights Act of 1964 and its state law equivalents, all laws governing leaves of absence including the Family Medical Rights Acts of 1993 and its state law equivalents, and occupational health and safety.
(g)Except as would not result in material Losses for the Company or its Subsidiaries, all Employees classified as exempt from overtime by the Company or its Subsidiaries are properly classified as such for purposes of the Fair Labor Standards Act and applicable state wage and hour laws.
(h)There are no actions against the Company or any of its Subsidiaries pending, or to the Company's knowledge, threatened in writing to be brought or filed, by or with any Governmental Body or arbitrator in connection with the employment of any current or former applicant, Employee, individual consultant, or individual independent contractor of the Company or any of its Subsidiaries, including, without limitation, any claim relating to unfair labor practices, employment discrimination, harassment, retaliation, equal pay, wage and hours or any other employment related matter arising under applicable Laws.
(i)Except as would not result in material Losses for the Company or its Subsidiaries (taken as a whole), the Company and its Subsidiaries (i) are not liable for any arrears of wages, compensation, Taxes, penalties or other sums for failure to comply with any of the foregoing and (ii) have for the last year paid in full to all current and former Employees, individual independent contractors and individual consultants providing services to the Company or its Subsidiaries all wages, salaries, commissions, bonuses, and other compensation that has become due and payable to such employees, independent contractors and consultants. To the Company's knowledge, neither the Company nor any of its Subsidiaries is liable for any payment to any trust or other fund or to any Governmental Body, with respect to unemployment compensation benefits, or social security benefits for current or former employees of the Company or its Subsidiaries (other than routine payments to be made in the normal course of business and consistently with past practice).
(j)The Company and its Subsidiaries are in compliance in all material respects with the WARN Act and applicable similar state and local Laws. In the past two years, (i) neither the Company nor any of its Subsidiaries has effectuated a "plant closing" (as defined in the WARN Act) affecting any single site of employment or one or more facilities or operating units within any site of employment or facility of its business; and (ii) there has not occurred a "mass layoff" (as defined in the WARN Act) affecting any single site of employment or facility of the Company or any of its Subsidiaries; and (iii) neither the Company nor any of its Subsidiaries has been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger the notice or pay requirements of any state, local or foreign law or regulation analogous to the WARN Act. Neither the Company nor any of its Subsidiaries has caused any of its employees to suffer an "employment loss" (as defined in the WARN Act) during the 90 day period prior to the date of this Agreement.
.4.23 Customers and Suppliers.
(a)Section (a) of the Customers and Suppliers Schedule sets forth a complete list of the top twenty-five (25) customers of the Company and its Subsidiaries (taken as a whole) on a revenue basis for the years ended December 31, 2018 and 2019 (the "Customers"), which list indicates the amount of revenues attributable to each such Customer for each such year. None of the Customers has notified the Company or any of its Subsidiaries in writing of any intention or, to the Company's knowledge, threatened to terminate or materially and adversely alter its relationship with the Company or any of its Subsidiaries. There has been no material change in pricing or pricing structure (other than changes in the ordinary course of business, consistent with past practice) with any Customer, and there has been no material dispute with a Customer, in each case since January 1, 2018.
(b)Section (b) of the Customers and Suppliers Schedule sets forth a complete list of the top ten (10) suppliers of the Company and its Subsidiaries on a consolidated basis by dollar value of net purchases from such suppliers, for the years ended December 31, 2018 and December 31, 2019 (the "Suppliers"). None of the Suppliers has notified the Company or any of its Subsidiaries in writing of any intention or, to the Company's knowledge, threatened to terminate or materially and adversely alter its relationship with the Company or any of its Subsidiaries.
.4.24 Books and Records. The Company and its Subsidiaries have made available to the Purchaser all minute books and stock record books of the Company and its Subsidiaries in its possession, which such books and records are correct in all material respects.
.4.25 Bank Accounts; Powers of Attorney. The Bank Accounts Schedule sets forth (a) the names of all banks, trust companies, savings and loan associations and other financial institutions at which the Company or any of its Subsidiaries maintains a savings, checking, or other account of any nature, certificate of deposit, lock box or safe deposit box, and separately each other lock box or other account to which any payments due to the Company or any of its Subsidiaries are routed or required or requested to be made, (b) the names of all persons that are authorized as signatories to act or to deal in connection therewith, and (c) all outstanding powers of attorney or similar authorizations granted by the Company or any of its Subsidiaries, copies of which have been furnished to the Purchaser to the extent in the possession or control of the Company or its Subsidiaries.
ARTICLE V
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER
The Purchaser represents and warrants to the Seller that the statements in this Article V are true and correct as of the date hereof:
.5.01 Organization and Corporate Power. The Purchaser is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware, with all requisite limited liability company power and authority to execute and deliver this Agreement and each other agreement, document, instrument or certificate contemplated by this Agreement to be executed by the Purchaser in connection with the transactions contemplated by this Agreement (the "Purchaser Documents") and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby.
.5.02 Authorization. The execution, delivery and performance of this Agreement and each of the Purchaser Documents by the Purchaser and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized and approved by all requisite limited liability company action, and no other limited liability company proceedings on the Purchaser's part are necessary to authorize the execution, delivery or performance of this Agreement. This Agreement has been, and each of the Purchaser Documents will be at or prior to the Closing, duly and validly authorized, executed and delivered by the Purchaser, and assuming that each of this Agreement and the Purchaser Documents is a valid and binding obligation of the other parties hereto and thereto, this Agreement constitutes, and each of the Purchaser Documents when so executed and delivered will constitute, a legal, valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its respective terms, subject to bankruptcy, insolvency, reorganization, moratorium and similar Laws relating to or affecting creditors' rights or to general principles of equity.
.5.03 No Violation. The Purchaser is not subject to or obligated under its governing documents, any applicable Law, or rule or regulation of any Governmental Body, or any material agreement or instrument, or any license, franchise or permit, or subject to any order, writ, injunction or decree, which would be breached or violated in any material respect by the Purchaser's execution, delivery or performance of this Agreement and the Purchaser Documents.
.5.04 Governmental Bodies; Consents. Except as set forth on the Purchaser Consents Schedule, the Purchaser is not required to submit any notice, report or other filing with any Governmental Body in connection with the execution, delivery or performance by it of this Agreement or the consummation of the transactions contemplated hereby. No consent, approval or authorization of any Governmental Body or any other party or Person is required to be obtained by the Purchaser in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby.
.5.05 Litigation. There are no actions, suits or proceedings pending or, to the Purchaser's knowledge, threatened against or affecting the Purchaser at law or in equity, or before or by any Governmental Body, which would adversely affect the Purchaser's performance under this Agreement or the consummation of the transactions contemplated hereby.
.5.06 Brokerage. There are no brokerage commissions, finders' fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement made by or on behalf of the Purchaser.
.5.07 Investment Representation. The Purchaser is acquiring the Shares for its own account with the present intention of holding such securities for investment purposes and not with a view to, or for sale in connection with, any distribution of such securities in violation of any securities Laws.
.5.08 Sufficient Funds. The Purchaser has sufficient immediately available cash funds to consummate the transactions contemplated hereby, including to pay the Closing Cash Proceeds and all fees and expenses of the Purchaser related to the transactions contemplated by this Agreement and the Purchaser Documents, and to satisfy all other payment obligations of the Purchaser contemplated herein and therein.
.5.09 Solvency. Assuming the representations and warranties of the Seller contained herein are true and correct in all material respects, immediately after giving effect to the transactions contemplated by this Agreement, the Purchaser and each of its Subsidiaries will be able to pay their respective debts as they become due, will own property which has a fair saleable value greater than the amounts required to pay their respective debts (including a reasonable estimate of the amount of all contingent liabilities) and will have adequate capital to carry on their respective businesses. The Purchaser is not entering into this Agreement and the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of the Purchaser or its Subsidiaries (including, following the Closing, the Company and its Subsidiaries).
ARTICLE VI
COVENANTS
.6.01 Access to Books and Records. From and after the Closing and for a period of six (6) years thereafter, the Purchaser shall, and shall cause the Company and its Subsidiaries to, subject to customary and reasonable confidentiality protections and attorney-client and work product privileges, and except where prohibited by applicable Law, provide the Seller and its representatives with reasonable access (for the purpose of examining and copying), during normal business hours, and upon reasonable advance notice, to the books and records (including work papers, memoranda, financial statements, Tax Returns, Tax schedules and work papers, Tax rulings and other determinations as they relate to the Company and its Subsidiaries) of the Company and its Subsidiaries with respect to periods ending before the Closing Date or the portion of periods taking place prior to the Closing Date or occurrences prior to the Closing Date, for purposes of complying with any applicable tax, financial reporting or regulatory requirements or any other reasonable business purpose. From and after the Closing and for a period of six (6) years thereafter, the Seller shall, subject to customary and reasonable confidentiality protections and attorney-client and work product privileges, and except where prohibited by applicable Law, provide the Purchaser and its representatives with reasonable access (for the purpose of examining and copying), during normal business hours, and upon reasonable advance notice, to the books and records of Seller and its Affiliates relating to the Company and its Subsidiaries with respect to periods ending before the Closing Date or the portion of periods taking place prior to the Closing Date or occurrences prior to the Closing Date, for purposes of complying with any applicable tax, financial reporting or regulatory requirements or any other reasonable business purpose. Unless otherwise consented to in writing by the Seller, neither the Purchaser nor the Company and its Subsidiaries shall, for a period of six (6) years following the Closing Date, destroy or otherwise dispose of any of the books and records of the Company and its Subsidiaries for any period ending prior to the Closing Date or the portion of any period taking place prior to the Closing Date without first offering to surrender to the Seller such books and records or any portion thereof which the Purchaser or the Company or any of their respective Subsidiaries may intend to destroy or dispose of.
.6.02 Director, Manager and Officer Liability and Indemnification.
(a)For a period of six (6) years after the Closing, the Purchaser shall not, and shall not permit the Company or any of its Subsidiaries to, amend, repeal or otherwise modify any provision in the Company's or any of its Subsidiaries' certificate or articles of incorporation or formation, bylaws or limited liability company agreement (or equivalent governing documents) relating to the exculpation or indemnification of any officers, directors, managers or similar functionaries in any manner adverse to such officers, directors, managers or similar functionaries (unless required by applicable Law), it being the intent of the parties hereto that the current and former officers, directors and similar functionaries of the Company and its Subsidiaries shall continue to be entitled to such exculpation and indemnification (including with respect to advancement of expenses) to the full extent set forth therein. The Purchaser agrees and acknowledges that this Section 6.02 shall be binding on the Purchaser's successors and assigns.
(b)If the Company or its Subsidiaries or any of their respective successors or assigns (i) shall consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) shall transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of the Company and its Subsidiaries shall assume all of the obligations set forth in this Section 6.02.
(c)Notwithstanding anything in this Agreement to the contrary, if any claim, action, suit, proceeding or investigation (whether arising before, at or after the Closing Date) is made against any individual who was an officer, director, manager or similar functionary of the Company or its Subsidiaries at or prior to the Closing or any other party covered by directors' and officers' liability insurance, on or prior to the sixth (6th) anniversary of the Closing, the provisions of this Section 6.02 shall continue in effect until the final disposition of such claim, action, suit, proceeding or investigation.
(d)The obligations under this Section 6.02 shall not be terminated or modified in such a manner as to affect adversely any indemnitee or exculpee to whom this Section 6.02 applies without the consent of such affected indemnitee or exculpee. The provisions of this Section 6.02 are intended for the benefit of, and will be enforceable by (as express third‑party beneficiaries), each current and former officer, director, manager or similar functionary of the Company and its Subsidiaries and his or her heirs and representatives, successors and assigns and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have had by contract or otherwise.
(e)Notwithstanding anything to the contrary set forth in this Section 6.02, no officer, director, manager or similar functionary of the Company or any of its Subsidiaries to whom this Section 6.02 applies shall have any right to (and each such Person hereby irrevocably waives any claim with respect to) indemnification, advancement of expenses, exculpation or other recovery of any kind (in any capacity whatsoever, including under any officers' and directors' liability insurance policy) from the Purchaser or the Company or its Subsidiaries with respect to any matter for which the Purchaser Indemnified Parties would be entitled to indemnification from such officer, director, manager or similar functionary under Article VIII (in each case, without giving effect to any limitations including as to time, survival periods, deductibles, thresholds, caps and materiality qualifiers), including the costs and expenses of defending any claims with respect to any such matter.
.6.03 Payments to Certain Individuals. The payments of any amounts constituting Indebtedness or Transaction Expenses or the Sale Bonus Amount that are made hereunder to any Sale Bonus Recipients or individual who is or was an employee of the Company or its Subsidiaries shall, at the reasonable request of the Seller, be made through the payroll processing system of the Company and its Subsidiaries. For the avoidance of doubt, without duplication of other reduction pursuant to this Agreement, the payment of any such amounts constituting Indebtedness or Transaction Expenses or the Sale Bonus Amount will reduce the Closing Cash Proceeds payable to the Seller pursuant to and in accordance with Sections 2.03 and 2.04.
.6.04 Access and Investigation; Non‑Reliance. Each of the Purchaser and its respective representatives (a) have had access to and the opportunity to review all of the documents in the Project Bono Firmex data room maintained by Bowstring on behalf of the Company, and (b) has been afforded the opportunity to access books and records, facilities and officers, directors, employees and other representatives of the Company and its Subsidiaries for purposes of conducting a due diligence investigation with respect thereto. The Purchaser and its Non‑Recourse Parties have each conducted to its satisfaction an independent investigation of the financial condition, results of operations, assets, liabilities, properties and projected operations of the Company, each of its Subsidiaries and any of their respective joint ventures and businesses, and, in making its determination to proceed with the transactions contemplated by this Agreement, each of the Purchaser and its Non‑Recourse Parties (i) have relied solely on the results of such independent investigation and on the representations and warranties of the Seller expressly and specifically set forth in Article III and Article IV, as qualified by the Disclosure Schedules (subject to Section 10.06), and in any Seller Document or Company Document and (ii) have not relied on any other representations, warranties or statements (including by omission) of any kind or nature, whether written or oral, expressed or implied, statutory or otherwise (including, for the avoidance of doubt, relating to quality, quantity, condition, merchantability, fitness for a particular purpose or conformity to samples) of any of the Company, the Seller or any of their respective Non-Recourse Parties as to any matter concerning the Company, any of its Subsidiaries or any of their respective joint ventures or businesses or in connection with this Agreement or the transactions contemplated by this Agreement, or with respect to the accuracy or completeness of any information provided to (or otherwise acquired by) the Purchaser or any of its Non-Recourse Parties in connection with this Agreement or the transactions contemplated by this Agreement (including, for the avoidance of doubt, any statements, information, documents, projections, forecasts or other materials made available to the Purchaser or any of its Non-Recourse Parties in certain "data rooms" or presentations, including "management presentations"). In connection with the transactions contemplated hereby, Purchaser has been represented by, and adequately consulted with, legal counsel of its choice and each of the Purchaser and such counsel has carefully read this Agreement and has been given time to consider this Agreement, understands this Agreement and, after such consideration, and with such understanding, the Purchaser has knowingly, freely and without coercion entered into this Agreement and, in particular, this Section 6.04 and Section 7.01.
.6.05 Financial Statements. For a period of six months following the Closing, the Seller will provide to the Purchaser and its Affiliates such historical financial statements (including footnotes and supporting records and data with respect to the Company and its Subsidiaries) and other pre-existing and readily available information and data concerning the Company and its Subsidiaries for periods prior to the Closing as are reasonably requested by the Purchaser, and shall otherwise cooperate with and use commercially reasonable efforts to assist the Purchaser and its Affiliates in connection with the Purchaser and its Affiliates' preparation and filing with the Securities and Exchange Commission of the historical and pro forma financial statements with respect to the Company and its Subsidiaries required by applicable U.S. federal securities laws, including Items 2.01 and 9.01 of Form 8-K under the Exchange Act, and/or required to permit or maintain the effectiveness of any registration statement under the Securities Act.
.6.06 Accounts Receivable. To the extent that all or any portion of an Accounts Receivable is not collected (in cash or by customer credit, refund or otherwise) by the Company or its Subsidiaries within one hundred twenty (120) days following the Closing Date, in connection with delivery of the Closing Statement, Purchaser shall deliver notice to the Seller of the calculation of (i) the amount of such uncollected Accounts Receivable less (ii) the amount of the allowance for doubtful accounts that was accrued in the calculation of Closing Working Capital (such difference, which in no case shall be less than zero dollars ($0), the "Uncollected AR Amount") along with reasonable supporting detail of its calculation thereof (the "Uncollected AR Notice"). For the avoidance of doubt, any Accounts Receivable that are finally determined pursuant to this Section 6.06 to be included in the calculation of the Uncollected AR Amount shall not reduce the amount of the Closing Working Capital as calculated pursuant to Section 2.04, in no event shall the collectability of any Accounts Receivable be adjusted for both in the calculation of Closing Working Capital and in the Uncollected AR Amount and the adjustment for the Uncollected AR Amount set forth in this Section 6.06 and Section 2.04(f) shall be the sole and exclusive remedy of the Purchaser and its Affiliates with respect to the collectability of any Accounts Receivable. The Purchaser and its Subsidiaries (including the Company and its Subsidiaries) shall (i) permit the Seller and its representatives to have reasonable access to the books, records and other documents (including work papers, schedules, financial statements, memoranda, etc.) of the Company and its Subsidiaries pertaining to or used in connection with the preparation of the Uncollected AR Notice and provide the Seller with copies thereof (as reasonably requested by the Seller) and (ii) provide the Seller and its representatives reasonable access during normal business hours to the Purchaser's and its Subsidiaries' (including the Company's and its Subsidiaries') employees and advisors who were involved in the preparation of the Uncollected AR Notice for purposes of the Seller's review of such matters. If the Seller disagrees with any part of the Purchaser's calculation of the Uncollected AR Amount, the Seller shall, within sixty (60) days after the Seller's receipt of the Uncollected AR Notice, notify the Purchaser in writing of such disagreement by setting forth the Seller's calculation of the Uncollected AR Amount, describing in reasonable detail the basis for such disagreement (an "AR Objection Notice"). If the Seller fails to deliver an AR Objection Notice to the Purchaser within such 60-day period, the Seller shall be deemed to have accepted the Purchaser's calculation of the Uncollected AR Amount. Any dispute concerning the Uncollected AR Amount which cannot be resolved by the Purchaser and the Seller within 30 days of the Purchaser's receipt of the AR Objection Notice shall be resolved according to the dispute resolution provisions set forth in Section 2.04(c) and (d), which are incorporated herein by reference mutatis mutandis. The payment of the Uncollected AR Amount, if any, will be made pursuant to and in accordance with Section 2.04(f) in connection with the Closing Cash Proceeds adjustment, and simultaneously with such payment, the Purchaser will and will cause the Company and its Subsidiaries to, transfer, convey and assign, free and clear of all Liens, all rights, title and interests in the Accounts Receivable that are included in the calculation of the Uncollected AR Amount, to the Seller. As consideration for the transfer of the Accounts Receivable, the

Purchaser and the Seller shall cause the Escrow Agent to pay to the Purchaser from the Purchase Price Adjustment Escrow Funds the Uncollected AR Amount (which in no case shall exceed the amount of the Purchase Price Adjustment Escrow Funds). The Purchaser shall cause the Company and its Subsidiaries to promptly deliver to the Seller any payment received by, or on behalf of, the Company or its Subsidiaries with respect to any Accounts Receivable that are acquired by the Seller pursuant to this Section 6.06. Prior to the delivery of the Uncollected AR Notice, the Purchaser agrees to, and shall cause the Company and its Subsidiaries to, use commercially reasonable efforts to collect the Accounts Receivable. In pursuing collection of any Accounts Receivable acquired by the Seller hereunder, the Seller agrees to use its commercially reasonable efforts to preserve the Company's and its Subsidiaries' goodwill and ongoing business relationship with the customers of the Company and its Subsidiaries; it being understood that the foregoing shall not restrict collection efforts consistent with the past practice of the Company and its Subsidiaries and that the Purchaser shall use commercially reasonable efforts to assist with any such collections efforts by the Seller, the Company or any of their respective Subsidiaries.
ARTICLE VII
ADDITIONAL AGREEMENTS AND COVENANTS
.7.01 Acknowledgement by the Purchaser. The representations and warranties of the Seller expressly and specifically set forth in Article III and Article IV, as qualified by the Disclosure Schedules (subject to Section 10.06), and in any Seller Document or Company Document, constitute the sole and exclusive representations, warranties, and statements (including by omission) of any kind or nature, whether written or oral, expressed or implied, statutory or otherwise (including, for the avoidance of doubt, relating to quality, quantity, condition, merchantability, fitness for a particular purpose or conformity to samples) of any of the Company, the Seller or any of their respective Non‑Recourse Parties as to any matter concerning the Company, any of its Subsidiaries or any of their respective joint ventures or businesses or in connection with this Agreement or the transactions contemplated by this Agreement, or with respect to the accuracy or completeness of any information provided to (or otherwise acquired by) the Purchaser or any of its Non‑Recourse Parties in connection with this Agreement or the transactions contemplated by this Agreement (including, for the avoidance of doubt, any statements, information, documents, projections, forecasts or other material made available to the Purchaser or any of its Non‑Recourse Parties in certain "data rooms" or presentations including "management presentations") and all other purported representations and warranties or statements (including by omission) are hereby disclaimed by the Company, the Seller and each of their respective Non‑Recourse Parties and (i) each of the Purchaser and its Non‑Recourse Parties has and will only rely on the representations and warranties of the Seller expressly and specifically set forth in Article III and Article IV, as qualified by the Disclosure Schedules (subject to Section 10.06), and in any Seller Document or Company Document, (ii) each of the Purchaser and its Non‑Recourse Parties hereby expressly and irrevocably acknowledges and agrees that he, she or it has not relied on any other representations, warranties or statements (including by omission), and (iii) none of the Purchaser or any of its Non‑Recourse Parties shall have any claim with respect to their purported use of, or reliance on, any such other representations, warranties or statements (including by omission) on any basis or legal theory whatsoever (whether sounding in contract or tort, or whether at law or in equity, on public policy grounds, under any Law (including under securities Laws or the Racketeer Influence and Corrupt

Organizations Act of 1970 ("RICO")) or otherwise)). The Purchaser is otherwise acquiring the Company, its Subsidiaries, its joint ventures and their respective businesses on an "AS IS, WHERE IS" basis. Without in any way limiting the generality of the foregoing, the Purchaser acknowledges that there are uncertainties inherent in attempting to make projections, forward looking statements and other forecasts and estimates, and certain business plan information, that the Purchaser is familiar with such uncertainties, that the Purchaser and its Non‑Recourse Parties are taking full responsibility for making their own evaluation of the adequacy and accuracy of any such projections, forward looking statements, forecasts, estimates and business plan information provided to (or otherwise acquired by) the Purchaser and its Non‑Recourse Parties in connection with the transactions contemplated by this Agreement (including the reasonableness of the assumptions underlying such projections, forward looking statements, forecasts, estimates and business plan information). Under no circumstances shall any of the representations and warranties of the Seller made herein be imputed to, or deemed to have been made by, any other Person(s).
.7.02 Further Assurances. From time to time following the Closing, as and when requested in writing by any party hereto and at such requesting party's expense, any other party shall execute and deliver, or cause to be executed and delivered, all such documents and instruments and shall take, or cause to be taken, all such further or other actions as such requesting party may reasonably deem necessary to evidence and effectuate the transactions contemplated by this Agreement.
.7.03 Employees and Employee Benefits.
(a)Salary and Wages. The Purchaser shall, or shall cause the Company and its Subsidiaries to, continue the employment effective immediately after the Closing of all employees of the Company and its Subsidiaries (including each such employee on medical disability, family, or other approved leave of absence as of the Closing) listed on the Retained Employees Schedule. All such employees of the Company and its Subsidiaries who are employed by the Company and its Subsidiaries immediately following the Closing are referred to as "Retained Employees"; provided, however, that nothing in this Section 7.03(a) shall obligate the Purchaser or the Company or any of its Subsidiaries to continue the employment of any such Retained Employee for any specific period, except as required by applicable Law.
(b)Employee Benefits. As of the Closing Date, (x) the Retained Employees' participation in those Plans that are not Company Plans shall cease, and (y) any non-Retained Employees' participation in the Company Plans shall cease. As of the Closing and for a period of at least one (1) year after the date hereof, the Purchaser shall provide, or shall cause the Company and its Subsidiaries to provide, each Retained Employee with employee benefits that are substantially comparable, in the aggregate, to those available to similarly situated employees of B G Staff Services. The Purchaser shall be solely responsible for any obligations arising under any Company Plan under Section 4980B of the Code with respect to all "M&A qualified beneficiaries" as defined in Treasury Regulation §54.4980B‑9.
(c)Employee Service Credit. The Purchaser shall give, or cause the Company and its Subsidiaries to give, each Retained Employee credit under any benefit plan or personnel policies that cover the Retained Employee after the Closing, including any vacation, sick leave and severance policies, for purposes of eligibility, vesting and entitlement to vacation, sick leave and severance benefits for the Retained Employee's service with the Company and its Affiliates prior to the Closing, to the same extent recognized by the Company or its Subsidiaries or any predecessor thereof as of the Closing, in each case subject to offsets for previously accrued benefits to the extent necessary to avoid the duplication of benefits. The Purchaser shall use commercially reasonable efforts to cause each welfare benefit in which the Retained Employees may be eligible to participate (including, if applicable, medical, life insurance, long‑term disability insurance and long‑term care insurance) to allow such Retained Employees to participate without regard to preexisting‑condition limitations, waiting periods, evidence of insurability or other exclusions or limitations not imposed on the Retained Employee by the corresponding Plans immediately prior to the Closing. If any Company Plan that is a Welfare Plan or any other welfare plan of the Purchaser in which the Retained Employees participate following the Closing Date is terminated prior to the end of the plan year that includes the date hereof, the Purchaser shall use commercially reasonable efforts to credit the Retained Employee with any expenses that were covered by such plans for purposes of determining deductibles, co‑pays and other applicable limits under any similar replacement plans.
(d)Vacation Pay and Personal Holidays. The Purchaser shall, or shall cause the Company and its Subsidiaries to, honor all vacation and paid time off that have been previously scheduled by the Retained Employees in the ordinary course of business of the Company and its Subsidiaries and consistent with past practice but have not been taken as of the Closing.
(e)No Third‑Party Beneficiaries. The provisions of this Section 7.03 are solely for the benefit of the parties to this Agreement, and no current or former employee, officer, director, manager or consultant, or any other individual associated therewith, shall be regarded for any purpose as a third‑party beneficiary of this Section 7.03. In no event shall the terms of this Agreement be deemed to (i) establish, amend or modify any Plan or any other "employee benefit plan" as defined in Section 3(3) of ERISA, or any other benefit plan, program, agreement or arrangement maintained or sponsored by the Purchaser, the Company and their respective Subsidiaries or any of their respective Affiliates; (ii) alter or limit the ability of the Purchaser or the Company and their respective Subsidiaries to amend, modify or terminate any Plan or any other benefit or employment plan, program, agreement or arrangement after the Closing; or (iii) confer upon any current or former employee, officer, director or consultant, any right to employment or continued employment or continued service with the Purchaser or the Company and their respective Subsidiaries, or constitute or create an employment agreement with any employee.
.7.04 Intercompany Agreements and Accounts.
(a)Except as set forth on the Intercompany Agreements Schedule, immediately prior to the Closing, the Seller shall, and shall cause its Subsidiaries to, terminate, effective as of the Closing Date, pursuant to a termination and release agreement reasonably acceptable to the Purchaser, all contracts solely between or among the Seller or any of its Subsidiaries (other than the Company and its Subsidiaries), on the one hand, and any of the Company or its Subsidiaries, on the other hand.
(b)On or prior to the Closing Date, the Seller shall cause (i) all intercompany accounts payable owing to the Seller or its Subsidiaries (other than the Company and its Subsidiaries) by any of the Company or its Subsidiaries, and (ii) all intercompany accounts payable owing by the Seller or its Subsidiaries (other than the Company and its Subsidiaries) to any of the Company or its Subsidiaries, to be discharged, released, settled (including by way of capital contribution) or paid. For the avoidance of doubt, such intercompany accounts solely between and among any of the Company or its Subsidiaries as of immediately prior to the Closing shall not be affected by this provision.
.7.05 Non‑Solicit.

(a)For a period of five years from and after the Closing Date (the "Restricted Period"), the Seller shall not, and shall cause its Subsidiaries not to, directly or indirectly, solicit to hire any employee of the Company or its Subsidiaries; provided, however, that (i) the Seller and its Subsidiaries may solicit to hire, and hire, any employee of the Company or its Subsidiaries who is no longer employed by the Purchaser or any of its Affiliates and has not been so employed by the Purchaser or any of its Affiliates for at least 180 days, and (ii) the Seller and its Affiliates shall be free to conduct general, non‑directed solicitation advertisements or web postings for employment or utilizing an independent employment search firm, in each case, to the extent such solicitation does not target employees of the Purchaser and its Affiliates and the Seller and its Affiliates may hire persons who respond on their own initiative to such advertising, postings or contacts from search firms.
(b)During the Restricted Period, the Seller shall not, and shall cause its Subsidiaries not to, directly or indirectly, solicit or influence, or attempt to solicit or influence, any customer of the Company or any of its Subsidiaries existing as of the Closing Date, to purchase any staffing-related services from any Person that engages in the business of marketing or providing temporary or direct-hire staffing services specializing in information technology in the United States of America.
(c)The Seller acknowledges and agrees that the restrictions contained in this Section 7.05 are reasonable and necessary to protect the legitimate interests of the Purchaser and constitute a material inducement to the Purchaser to enter into this Agreement and consummate the transactions contemplated by this Agreement. In the event that any covenant contained in this Section 7.05 should ever be adjudicated to exceed any limitations permitted by applicable Law in any jurisdiction, then any court is expressly empowered to reform such covenant, and such covenant shall be deemed reformed, in such jurisdiction to the maximum limitations permitted by applicable Law. The covenants contained in this Section 7.05  and each provision hereof are severable and distinct covenants and provisions. The invalidity or unenforceability of any such covenant or provision as written shall not invalidate or render unenforceable the remaining covenants or provisions hereof, and any such invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such covenant or provision in any other jurisdiction.
(d)The Seller acknowledges and agrees that that Purchaser would be irreparably harmed by any breach of the restrictive covenants set forth in this Section 7.05 and that, in addition to all other rights and remedies available to the Purchaser at Law or in equity, the Purchaser will be entitled to injunctive and other equitable relief to prevent or enjoin any such breach and without the necessity of posting bond. If the Seller or any of its Subsidiaries breaches this Section 7.05, the period of time during which the provisions thereof are applicable will automatically be extended for a period of time equal to the time that such breach began until such violation permanently ceases.
.7.06 Confidentiality. From and after the date hereof, (i) the Purchaser shall, and shall cause its Subsidiaries (including, after the Closing, the Company and its Subsidiaries), Affiliates and its and their respective officers, directors, managers, employees, agents and representatives to, keep confidential and not to disclose any information, whether written or oral, relating to the Seller or its Affiliates (other than the Company and its Subsidiaries) that is or has been provided by the Seller, the Company, or their respective Subsidiaries (the "Seller Restricted Information"), and (ii) the Seller shall, and shall cause its Subsidiaries, and its and their respective officers, directors, managers, employees, agents and representatives to, keep confidential and not disclose any information, whether written or oral, relating to the Purchaser or any of its Affiliates (including, after the Closing, the Company and its Subsidiaries) that is or has been provided by the Purchaser, the Company, or their respective Subsidiaries (the "Purchaser Restricted Information" and, together with the Seller Restricted Information, the "Restricted Information"); provided that in no event shall this Agreement, any Seller Document, Company Document or Purchaser Document (subject to any confidentiality and non-disclosure obligations expressly set forth therein) be deemed to be Restricted Information. The obligation to keep the Restricted Information confidential shall continue indefinitely from the date hereof but shall not apply to any information (i) that is in the public domain, (ii) that is published or otherwise becomes part of the public domain through no fault of the disclosing party, (iii) that becomes available to the disclosing party from sources which are not prohibited from disclosing such information by a legal, contractual or fiduciary obligation known to the disclosing party or (iv) independently developed without use or referring to any Restricted Information. The foregoing shall not, however, restrict disclosures in connection with any dispute between the parties or required by Law, order or the rules of any officially recognized securities exchange or another Governmental Body, including in response to any request for information or documents by a Governmental Body in connection with an investigation of the transactions described herein, in which case, to the extent legally permissible and practical under the circumstances, before making such disclosure the disclosing party shall first provide the Purchaser or the Seller, as applicable, with prompt notice thereof so that the Purchaser or the Seller, as applicable, may seek a protective order or other appropriate remedy (in either case, at such party's sole cost and expense) or waive compliance with the provisions of this Section 7.06. In the event that such protective order or other remedy is not obtained or the applicable party waives compliance with the provisions of this Section 7.06, the disclosing party, shall or shall cause the Person required to disclose such Restricted Information to, furnish only that portion of the Restricted Information that such Person is advised by the Seller's or the Purchaser's outside counsel, as applicable, is legally required and shall exercise reasonable efforts (at the non-disclosing party's sole cost or expense) to obtain reliable assurance that confidential treatment is accorded to the Restricted Information so furnished. Notwithstanding anything in this Section 7.06 to the contrary, the Seller and its representatives shall be entitled to communicate with and may disclose the terms and the existence of this Agreement and the transactions contemplated herein and the Company's and its Subsidiaries' historical financial information (but not any proprietary or commercially sensitive information) for the period during which the Company and its Subsidiaries were owned by the Seller, to their Affiliates in order that such Persons may provide information about the subject matter of this Agreement and the transactions contemplated herein to their respective current and prospective equity owners, investors and limited partners in connection with their fundraising and reporting activities to the extent such Persons are bound by a reasonable obligation of confidentiality to the Seller or one of its Affiliates.
.7.07 Release. In consideration of the execution, delivery and performance of this Agreement, the Seller Documents, the Purchaser Documents and the Company Documents by the parties hereto, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Seller, on its own behalf and on behalf of its Subsidiaries, Affiliates, successors, predecessors and assigns and its and their respective present and former owners, equityholders, directors, managers, employees, agents, attorneys, representatives, assigns, successors, beneficiaries and heirs (each, a "Releasor") hereby, without further action, irrevocably waives, acquits, remises, releases and forever discharges the Purchaser, the Company and each of their respective parents, Subsidiaries, Affiliates (that currently exist or may exist in the future), successors, assigns and predecessors and their respective present and former owners, equityholders, directors, managers, officers, employees, agents, attorneys, representatives, successors, beneficiaries and heirs (individually, a "Releasee") from any and all claims, demands, causes of action, losses, liabilities and obligations whatsoever and all consequences thereof, whether known or unknown, absolute or contingent, suspected or unsuspected, liquidated or unliquidated, matured or unmatured both at law and in equity, which such Person or any Releasor now has, has ever had or may hereafter have against any Releasee arising on or prior to the Closing or on account of or arising out of any matter, cause or event occurring on or prior to the Closing other than ordinary course, arms-length transactions between portfolio companies of the AEI Consultant and the Company or its Subsidiaries. For the avoidance of doubt, nothing contained herein will operate to release any claims, demands, causes of action, Losses or liabilities, nor any consequences thereof, arising on or after the date hereof under this Agreement or any of the Seller Documents, Company Documents or Purchaser Documents.
.7.08 Payments. The Seller shall, and shall cause its Affiliates to, promptly pay or deliver to the Purchaser (or its designated Affiliates) any monies or checks that have been sent to the Seller or any of its Affiliates after the date hereof to the extent that they are in respect of the business of the Company and its Subsidiaries. The Purchaser shall, and shall cause its applicable Affiliates to, promptly pay or deliver to the Seller (or its designated Affiliates) any monies or checks that have been sent to the Purchaser or any of its Affiliates after the date hereof to the extent that they are in respect of the business of the Seller and its Affiliates (other than the Company and its Subsidiaries).

ARTICLE VIII
INDEMNIFICATION
.8.01 Indemnification of the Purchaser Indemnified Parties. From and after the Closing, the Purchaser, its Affiliates (including the Company and its Subsidiaries), and each of their respective officers, directors, managers, employees and agents (collectively, the "Purchaser Indemnified Parties") shall be indemnified (subject to, and in accordance with, the provisions of this Article VIII and the Escrow Agreement) against, and held harmless from and against, whether or not involving a Third Party Claim, any and all loss, liability, damage, judgment, award, fine, penalty, fee, cost, expense or amount paid in settlement (including reasonable legal fees) ("Losses") suffered, incurred or sustained by any of the Purchaser Indemnified Parties to the extent arising from or relating to (x) any breach of, or any misrepresentation with respect to, any of the representations and warranties expressly and specifically set forth in Article III and Article IV or Indemnified Taxes or (y) any breach of any covenant of the Seller contained in this Agreement which is to be performed on or after the Closing; provided, that the Purchaser's right to assert claims against the Indemnification Escrow Funds, pursuant to this Section 8.01 shall be subject to the following limitations:
(a)Except with respect to Fundamental Representations or Indemnified Taxes, the Purchaser Indemnified Parties shall not be entitled to recover under

Section 8.01(x) for an individual claim or group of related claims with respect to any Losses unless and until the amount of Losses that otherwise would be payable pursuant to Section 8.01(x) with respect to such claim or group of related claims exceeds ten thousand dollars ($10,000) (the "Per Claim Threshold"), and then the Purchaser Indemnified Parties shall be entitled to recover all of their Losses with respect to such claim or group of related claims or claims arising from similar facts and circumstances (including Losses comprising the Per Claim Threshold subject to the other terms and conditions of this Agreement), it being understood that any such individual claims or group of related claims for amounts less than the Per Claim Threshold shall be ignored in determining whether the Deductible has been exceeded;
(b)Except with respect to Fundamental Representations or Indemnified Taxes, the Purchaser Indemnified Parties shall not be entitled to recover under Section 8.01(x) until the total amount which the Purchaser Indemnified Parties would otherwise recover under Section 8.01(x) (but for this Section 8.01(b)) exceeds on a cumulative basis an amount equal to one hundred fifty thousand dollars $(150,000) (the "Deductible"), and then only to the extent of any such excess subject to the other terms and conditions of this Agreement, it being understood that any individual claims or group of related claims for amounts less than the Per Claim Threshold shall be ignored in determining whether the Deductible has been exceeded;
(c)the Purchaser Indemnified Parties shall not be entitled to recover under Section 8.01(x) an aggregate amount in excess of the Indemnification Escrow Amount (the "Cap");
(d)the Purchaser Indemnified Parties shall only be entitled to recover under Section 8.01(x) for any breach of any representations and warranties under Section 4.10 regarding Losses for or related to Taxes for any Pre-Closing Tax Period (determined in the case of the pre-closing portion of a Straddle Period, in the manner provided in Section 9.03) but shall not be entitled to recover for Losses for Taxes to the extent such Losses are related (i) to the manner in which the Purchaser finances the transactions contemplated by this Agreement, (ii) to transactions occurring on the Closing Date after the Closing, or (iii) to a breach of any covenant by the Purchaser hereunder, including Article IX;
(e)the Purchaser Indemnified Parties shall not be entitled to recover or make a claim under Section 8.01(x) for a portion of any Loss (and no such Loss shall be aggregated for purposes of Section 8.01(a), Section 8.01(b), or Section 8.01(c)) to the extent such portion of such Loss is taken into account in determining the final Closing Cash Proceeds or the final Uncollected AR Amount;
(f)except to the extent actually paid to an unrelated third party in respect to a Third Party Claim, the Purchaser Indemnified Parties shall not be entitled to recover under this Section 8.01 with respect to any Loss (and no such Loss shall be aggregated for purposes of Section 8.01(a), Section 8.01(b), or Section 8.01(c)) with respect to any Loss for any amounts in respect of punitive or exemplary damages;
(g)for purposes of determining whether there has been a breach of any representation or warranty expressly and specifically set forth in Article III or Article IV and the amount of any Losses that are the subject matter of a claim for indemnification hereunder for breach of any representation or warranty expressly and specifically set forth in Article III or Article IV, each representation and warranty expressly and specifically set forth in Article III or Article IV (other than the representations and warranties set forth in Section 4.08(a)) shall be read without regard and without giving effect to any materiality or Material Adverse Change standard or qualification contained in such representation or warranty (as if such standard or qualification were deleted from such representation and warranty);
(h)in the event of any breach giving rise to an indemnification obligation under this Section 8.01, the Purchaser shall take, and shall cause the Company and its Subsidiaries to take, commercially reasonable measures to mitigate the Losses arising from such breach (including taking commercially reasonable steps to prevent any contingent liability from becoming an actual liability); and
(i)the Purchaser Indemnified Parties shall not be entitled to recover under Section 8.01(y) an aggregate amount in excess of the Closing Cash Proceeds.
.8.02 Exclusive Remedy. Except for the remedies expressly provided for in Sections 2.04, 6.06, 7.05 and 10.18, the Purchaser Indemnified Parties' sole and exclusive remedy against the Seller and its Non‑Recourse Parties, whether in any individual, corporate or any other capacity, with respect to any and all claims relating (directly or indirectly) to the subject matter of this Agreement or the transactions contemplated hereby, regardless of the legal theory under which such liability or obligation may be sought to be imposed (whether sounding in contract or tort, or whether at law or in equity, on public policy grounds, under any Law (including under securities Laws or RICO) or otherwise), shall be pursuant to the provisions of this Article VIII and the provisions of the Escrow Agreement. In furtherance of the foregoing, the Purchaser hereby waives and releases to the fullest extent permitted under applicable Law, the Seller and its Non‑Recourse Parties, whether in any individual, corporate or any other capacity, from and against any and all other rights, claims and causes of action it may have against the Seller or any of its Non‑Recourse Parties relating (directly or indirectly) to the subject matter of this Agreement or the transactions contemplated hereby (including relating to any exhibit, Schedule or document delivered hereunder), including whether arising under or based upon any Law or otherwise. Except for the Purchaser pursuant to Section 2.03(e), no Person (including the Seller and its Non‑Recourse Parties) shall have any obligation to fund the Indemnification Escrow Account. The provisions in this Agreement relating to indemnification, and the limits imposed on the Purchaser Indemnified Parties' remedies with respect to this Agreement and the transactions contemplated hereby (including Section 8.01 and this Section 8.02) were specifically bargained for between sophisticated parties and were specifically taken into account in the determination of the amounts to be paid to the Seller hereunder. No Purchaser Indemnified Party may avoid the limitations on liability set forth in this Article VIII by seeking damages for breach of contract, tort or pursuant to any other theory of liability. Nothing in this Article VIII shall limit a party's right to (i) equitable relief in accordance with Section 10.18 or (ii) bring a claim and recover damages for Fraud, it being agreed that all rights and remedies with respect thereto are hereby retained.
.8.03 Indemnification of the Seller Indemnified Parties. From and after the Closing, the Purchaser shall indemnify and defend each of the Seller, its Affiliates, and each of their respective officers, managers, employees or agents (collectively, the "Seller Indemnified Parties") (subject to, and in accordance with, the provisions of this Article VIII) against, and shall hold them harmless from and against, whether or not involving a Third Party Claim, any and all Losses suffered, incurred or sustained by any such Seller Indemnified Party to the extent arising from or relating to (a) any breach of, or any misrepresentation with respect to, any representation or warranty made by the Purchaser in this Agreement, and (b) any nonfulfillment or breach of any covenant of the Purchaser or the Company contained in this Agreement or in any document delivered hereunder requiring performance after the Closing; provided, that the Seller Indemnified Parties shall not be entitled to recover under Section 8.03(a) until the total amount which the Seller Indemnified Parties would otherwise recover under Section 8.03(a) (but for this proviso) exceeds on a cumulative basis an amount equal to the Deductible, and then only to the extent of any such excess.
.8.04 Termination of Indemnification. The obligations to indemnify and hold harmless an Indemnified Party in respect of a breach of representation or warranty or covenant shall terminate when the applicable representation or warranty or covenant terminates pursuant to Section 8.07; provided, however, that such obligations to indemnify and hold harmless shall not terminate with respect to any item as to which the Indemnified Party shall have, prior to the expiration of the applicable period, previously made a claim by delivering a written notice (stating in reasonable detail the nature of, and factual and legal basis for, any such claim for indemnification, the amount thereof (if known and quantifiable) and the provisions of this Agreement upon which such claim for indemnification is made) to an Indemnifying Party.
.8.05 Procedures Relating to Indemnification.
(a)Except as otherwise provided in Article IX, in order for a Person (the "Indemnified Party") to be entitled to any indemnification provided for under this Agreement in respect of a claim or demand made by any non‑Affiliated Person against the Indemnified Party (a "Third Party Claim"), such Indemnified Party must promptly notify the indemnifying party (the "Indemnifying Party") in writing, and in reasonable detail (including a description of the claim, the amount thereof (if known and quantifiable) and the basis thereof and the provisions of this Agreement upon which such claim for indemnification is made), of the Third Party Claim; provided, that failure to give such notification promptly shall not affect the indemnification provided hereunder except to the extent the Indemnifying Party forfeits rights or defenses as a result of such failure. Thereafter, the Indemnified Party shall promptly deliver to such Indemnifying Party copies of all notices and documents (including court papers) received by the Indemnified Party relating to the Third Party Claim.
(b)Except as otherwise provided in Article IX, if a Third Party Claim is made against an Indemnified Party, the Indemnifying Party shall be entitled to, at such Indemnifying Party's expense, participate in the defense thereof and, if it so chooses, to assume the defense thereof with counsel selected by the Indemnifying Party and reasonably satisfactory to the Indemnified Party; provided, however, that (i) the Indemnifying Party may not assume and conduct the defense of such Third Party Claim if (A) a material part of such Third Party Claim seeks equitable relief (other than equitable claims that are ancillary to a claim for monetary damages), (B) the assumption of the defense of such Third Party Claim by the Indemnifying Party would reasonably be expected to cause the Purchaser Indemnified Parties' coverage under the R&W Insurance Policy to be adversely affected, (C) the claim for indemnification arises out of or relates to any criminal proceedings or allegations or (D) the amount in question relating to such Third Party Claim is reasonably likely to exceed the Indemnification Escrow Funds available to satisfy in full such Third Party Claim, and (ii) prior to assuming the defense of such Third Party Claim, the Indemnifying Party shall first verify to the Indemnified Party in writing that such Indemnifying Party will indemnify the Indemnified Party (with no reservation of any rights, but subject to all of the limitations on any claims contained in Sections 8.01 and 8.02) for the Losses relating to such Third Party Claim.

Should an Indemnifying Party so elect to assume the defense of a Third Party Claim, the Indemnifying Party shall not be liable to the Indemnified Party for legal expenses subsequently incurred by the Indemnified Party in connection with the defense thereof; provided, that if in the reasonable opinion of counsel to the Indemnified Party, (A) there are pertinent and material legal defenses available to an Indemnified Party that are different from or additional to those available to the Indemnifying Party; or (B) there exists a conflict of interest between the Indemnifying Party and the Indemnified Party that cannot be waived, the Indemnified Party shall be entitled to retain counsel in each jurisdiction for which the Indemnified Party reasonably determines counsel is required. If the Indemnifying Party assumes such defense, the Indemnified Party shall have the right to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by the Indemnifying Party, it being understood, however, that the Indemnifying Party shall control such defense. If the Indemnifying Party elects not to defend any Third Party Claim, fails to promptly notify the Indemnified Party in writing of its election to defend as provided in this Agreement, or fails to diligently prosecute the defense of such Third Party Claim, or any of the other express conditions of this Section 8.05 of the Indemnifying Party's right to assume the defense of such Third Party Claim are no longer satisfied, the Indemnified Party may, subject to Section 8.05(c), pay, compromise, defend such Third Party Claim and seek indemnification for any and all Losses based upon, arising from or relating to such Third Party Claim. The Indemnifying Party shall be liable for the fees, costs and expenses of counsel employed by the Indemnified Party for any period during which the Indemnifying Party has not assumed the defense thereof. If the Indemnifying Party chooses to defend any Third Party Claim, all the parties hereto shall cooperate in the defense or prosecution of such Third Party Claim. Such cooperation shall include the retention and (upon the Indemnifying Party's request) the provision to the Indemnifying Party of records and information which are reasonably relevant to such Third Party Claim, and making employees and other representatives and advisors available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.
(c)Except as otherwise provided in Article IX, notwithstanding any other provision of this Agreement, the Indemnifying Party shall not enter into settlement of any Third Party Claim without the prior written consent of the Indemnified Party, except as provided in this Section 8.05(c). If a firm offer is made to settle a Third Party Claim without leading to liability or the creation of a financial or other obligation on the part of the Indemnified Party (other than a financial liability which is fully indemnified hereunder) and provides, in customary form, for the unconditional release of each Indemnified Party from all liabilities and obligations in connection with such Third Party Claim and the Indemnifying Party desires to accept and agree to such offer, the Indemnifying Party shall give written notice to that effect to the Indemnified Party. If the Indemnified Party fails to consent to such firm offer within fifteen (15) days after its receipt of such notice, the Indemnified Party may continue to contest or defend such Third Party Claim and in such event, the maximum indemnification obligation hereunder with respect to such Third Party Claim shall not exceed the amount of such settlement offer. If the Indemnified Party fails to consent to such firm offer and also fails to assume defense of such Third Party Claim, the Indemnifying Party may settle the Third Party Claim upon the terms set forth in such firm offer to settle such Third Party Claim. If the Indemnified Party has assumed the defense pursuant to Section 8.05(b), and the Indemnifying Party was eligible to assume the defense pursuant to this Section 8.05, the Indemnified Party shall not agree to any settlement without the written consent of the Indemnifying Party (which consent shall not be unreasonably withheld or delayed). Notwithstanding any other provision of this Agreement, the control of any Tax Proceeding shall be governed by Article IX.
.8.06 Net Losses. The amount of any and all Losses under this Article VIII shall be determined net of any amounts actually recovered by the Indemnified Party under insurance policies, indemnities or other reimbursement arrangements with respect to such Losses, including for the avoidance of doubt under the R&W Insurance Policy. The Indemnified Party shall use commercially reasonable efforts to seek full recovery under all insurance policies covering any Loss to the same extent as they would if such Loss were not subject to indemnification hereunder. In the event that an insurance, indemnification or other recovery is made by any Indemnified Party with respect to any Loss for which any such Person has been indemnified hereunder, then a refund equal to the aggregate amount of the recovery shall be promptly made to the applicable Indemnifying Party. Each party hereto waives, to the extent permitted under its applicable insurance policies, any subrogation rights that its insurer may have with respect to any indemnifiable Losses. Any indemnity payment under this Agreement shall be treated as an adjustment to the Enterprise Value for Tax purposes to the maximum extent allowed by applicable law.
.8.07 Survival. It being the express intent of the parties hereto to modify any statute of limitation or other time period which would otherwise apply, the representations, warranties, covenants and agreements in this Agreement (and all remedies with respect thereto) shall survive the Closing as follows: (i) the representations and warranties herein and the covenant set forth in Section 8.01(x) shall survive the Closing for twelve (12) months following the Closing solely for purposes of Section 8.01 and Section 8.03 and shall terminate at the close of business on such date, and no claims may be brought with respect to such representations and warranties thereafter; (ii) all covenants contained in this Agreement which are to be performed prior to the Closing shall terminate on (and shall not survive) the Closing; and (iii) all covenants contained in this Agreement which are to be performed at or after the Closing shall survive for the time periods specified therein and shall terminate at the close of business on such date specified therein or, if not specified therein, once such covenants are fully performed. No claim hereunder or otherwise for breach of any representations, warranties, covenants, agreements or other provisions may be made after the expiration of the applicable survival period set forth in this Section 8.07. Notwithstanding the foregoing, any claim which has been timely and properly made but not fully resolved prior to the expiration of the applicable survival period set forth in this Section 8.07 (a "Pending Claim") shall survive the expiration of the applicable survival period for an additional twelve (12) months (or such later date as the parties mutually agree), at which time such Pending Claim shall expire and terminate unless an Indemnified Party has commenced an arbitration or other legal proceeding or action against an Indemnifying Party in respect of such Pending Claim in accordance with Section 10.12.
.8.08 Manner of Payment. Subject to, and in accordance with, the provisions of this Article VIII and the Escrow Agreement:
(a)Any indemnification of the Seller Indemnified Parties pursuant to Section 8.03 shall be delivered by the Purchaser to the Seller by wire transfer of immediately available funds to an account designated by the Seller within five (5) days after the determination thereof.
(b)Any indemnification of the Purchaser Indemnified Parties pursuant to Section 8.01(x) shall be delivered to the Purchaser solely and exclusively from the Indemnification

Escrow Funds in accordance with the terms of the Escrow Agreement by wire transfer of immediately available funds to an account designated by the Purchaser within five (5) days after the determination thereof. The Parties shall jointly instruct the Escrow Agent to release such funds following such determination.
ARTICLE IX
TAX MATTERS
.9.01 Preparation and Filing of Tax Returns; Payment of Taxes.
(a)The Purchaser shall prepare, or cause to be prepared, and timely file, or cause to be timely filed, all Tax Returns with respect to any Pre-Closing Tax Period the due date of which is after the Closing (including extensions, validly obtained) for the Company or any Subsidiary thereof.
(b)Any Tax Return to be prepared and filed after the Closing Date for taxable periods beginning before the Closing Date shall be prepared on a basis consistent with the past practice of the Company to the extent permitted by applicable Law and its Subsidiaries in filing their Tax Returns and shall be prepared by the party historically retained by the Company to prepare such Tax Returns. For the avoidance of doubt, the Transaction Tax Deductions shall be claimed on the U.S. federal (and applicable state, local, and non-U.S.) Tax Returns of the Company and its Subsidiaries for the Pre-Closing Tax Period or the pre-Closing portion of any Straddle Period, as applicable, to the greatest extent permitted by applicable Law. The Purchaser shall provide the Seller with a copy of such proposed Tax Return (and such additional information regarding such Tax Return as may reasonably be requested by the Seller) at least forty five (45) days prior to the filing of such Tax Return, except that in the case of a Tax Return due within ninety (90) days following the Closing Date, the copy shall be provided to the Seller within twenty (20) days prior to the filing. The Purchaser shall accept any comments of the Seller to such Tax Returns to the extent they are reasonable and not inconsistent with the past practice of the Company and its Subsidiaries in preparing Tax Returns, and the Purchaser shall not file any such Tax Returns without the Seller's prior written consent, not to be unreasonably withheld, conditioned or delayed. The Purchaser and the Seller shall use good faith efforts to resolve any dispute regarding the preparation of Tax Returns after the Closing Date for Tax periods beginning before the Closing Date (including a dispute regarding whether any of Seller's comments to such Tax Returns are reasonable or consistent with the past practice of the Company and its Subsidiaries in preparing Tax Returns), but if they are unable to do so reasonably prior to the due date (including extensions) for filing such Tax Return for a Pre-Closing Tax Period (a "Pre-Closing Tax Return"), then the Purchaser and the Seller will submit such disagreement to a nationally recognized accounting firm acceptable to both the Purchaser and the Seller (the "Accounting Firm") for resolution so as to allow such Tax Return to be filed by the due date (including extensions) following which the Purchaser shall use commercially reasonable efforts to cause the applicable Pre-Closing Tax Return to be filed on or prior to such due date (including extensions) in accordance with the resolution of the Accounting Firm; provided, the Purchaser and the Seller shall each use reasonable best efforts to cause the Accounting Firm to resolve the disagreement reasonably prior to the due date (including extensions) for filing the applicable Pre-Closing Tax Return so as to allow such Pre-Closing Tax Return to be filed by the due date (including extensions); provided, further, if the Accounting Firm is not able to resolve the disagreement by the due date (including extensions) for filing the applicable Pre-Closing Tax Return, the Purchaser shall timely file the disputed Pre-Closing Tax Return in accordance with the Seller's position, and following resolution of the dispute, the Purchaser shall, or shall cause the Company, to the extent permitted by applicable Law, to amend such Pre-Closing Tax Return if necessary to reflect the ultimate resolution of the underlying dispute. The Seller and the Purchaser shall cause to be released from the Indemnification Escrow Funds to the Purchaser at least three (3) days prior to the due date on which Taxes for a Pre-Closing Tax Return are due to the applicable Governmental Body (including extensions) any Taxes reflected on such Tax Returns to the extent such Taxes were not included in Closing Working Capital or were not otherwise taken into account hereunder as an adjustment to the Closing Cash Proceeds, and the Purchaser shall cause any amounts shown to be due on such Tax Returns to be timely remitted to the applicable Governmental Body no later than such due date (including extensions); provided, that if the Indemnification Escrow Funds is exhausted, the Purchaser shall have no recourse with respect to such Taxes.
.9.02 Certain Post‑Closing Payments and Post‑Closing Actions.
(a)Unless otherwise required by Law, none of the Purchaser or any of its Affiliates shall (or shall cause or permit any other Person to) (i) amend, re-file, file (with respect to a Tax Return the due date of which was prior to the Closing) or otherwise modify any Tax Return relating in whole or in part to the Company or any Subsidiary with respect to any Pre-Closing Tax Period (or portion thereof); (ii) make any Tax election (including, but not limited to, an election pursuant to Section 336 or 338 of the Code) that has retroactive effect to any Pre-Closing Tax Period (or portion thereof); (iii) file any ruling or request with any taxing authority that relates to Taxes or Tax Returns of the Company or any Subsidiary for a Pre-Closing Tax Period; (iv) extend any statute of limitations with respect to any Pre-Closing Tax Period; or (v) enter into any voluntary disclosure with any taxing authority regarding any Tax or Tax Returns of the Company or any Subsidiary for a Pre-Closing Tax Period (including any voluntary disclosure with a taxing authority with respect to filing Tax Returns or paying Taxes for a Pre-Closing Tax Period in a jurisdiction that the Company or any Subsidiary did not previously file a Tax Return or pay Taxes), in each case, without the prior written consent of the Seller, such consent not to be unreasonably withheld, conditioned or delayed; provided, however, that the Purchaser shall be permitted to file or amend Tax Returns, or enter into any voluntary disclosure with respect to the Excluded Taxes.
(b)To the extent any determination of Tax liability of the Company or its Subsidiaries, whether as the result of an audit or examination, a claim for refund, the filing of a Tax Return or amendment thereto or otherwise, results in any refund of Taxes paid or any credit or offset against any liability for Taxes attributable to (i) any period which ends on or before the Closing Date or (ii) any Straddle Period, any such refund, credit or offset shall belong to the Seller; provided, (a) that the foregoing shall not apply to the extent attributable to the carryback of any loss recognized in a Tax period (or any portion thereof) beginning after the Closing Date to a Pre-Closing Tax Period, or reflected as an asset in the Closing Working Capital; or (b) that in the case of any Tax refund, credit or offset described in clause (ii) of this sentence, the portion of such Tax refund, credit or offset which shall belong to the Seller shall be that portion that is attributable to the pre‑Closing portion of the Straddle Period (determined on the basis of an interim closing of the books as of the close of business on the Closing Date), then, subject to Section 6.03, the Purchaser shall promptly pay any such refund, credit or offset and the interest actually received thereon, to the Seller promptly upon receipt thereof by it or the Company or its Subsidiaries. If there is a subsequent reduction by a Governmental Body (or by virtue of a change in applicable Tax Law), of any amounts with respect to which a payment has been made to the Seller by the Purchaser pursuant to this Section 9.02(b), then the Seller shall promptly pay the Purchaser an amount equal to such reduction plus any interest or penalties imposed by a Governmental Body with respect to such reduction.
(c)To the extent permitted by applicable Law, the Purchaser shall, and shall cause the Company or its Subsidiaries to, upon the reasonable and timely request of the Seller, apply for and obtain any Tax refund, credit or offset described in the preceding subsection, including the amendment of any Tax Return filed, filing or causing to be filed a claim for a refund of any Taxes paid with respect to any Pre‑Closing Tax period, or filing or causing to be filed IRS Form 1139 (and any corresponding state tax forms, if applicable) to carryback any net operating loss or tax credits to one (1) or more prior taxable years of the Company excluding, however, the carryback of any loss recognized in a Tax period (or any portion thereof) beginning after the Closing Date to a Pre-Closing Tax Period, it being understood that where permitted any such Tax refund shall be claimed in cash rather than as a credit against future Tax liabilities. For the avoidance of doubt, any reduction of Taxes of the Company with respect to the post-Closing portion of any Straddle Period resulting from Tax attributes attributable to the pre-Closing portion of any Straddle Period (such determination to be made as described in Section 9.03(a)) shall be deemed to have resulted in the receipt of a refund to the Company pursuant to Section 9.02(b) to the extent that such Tax attributes could have been carried back to taxable periods of the Company ending prior to the Closing Date and resulted in a Tax refund had the taxable year of the Company closed on the Closing Date.

.9.03 Allocation of Certain Taxes.
(a)The Purchaser shall be a limited liability company disregarded for U.S federal income tax purposes as an entity separate from, and wholly owned by, BG Staffing, Inc., a C corporation for U.S. federal income tax purposes. If the Company or the Company is permitted, but not required, under applicable non-U.S., state or local Income Tax Laws to treat the Closing Date as the last day of a taxable period, such day shall be treated as the last day of a taxable period. In the case of any Straddle Period, (i) the amount of any Taxes based on or measured by income, sales, receipts, or payroll of the Company and its Subsidiaries for the Pre-Closing Tax Period shall be determined based on an interim closing of the books as of the close of business on the Closing Date (and for such purpose, the taxable period of any partnership or other pass-through entity in which the Company or any of its Subsidiaries holds a beneficial interest shall be deemed to terminate at such time); and (ii) in the case of real property, personal property and other Taxes not imposed on the basis of income, sales or receipts, or payroll the amount of other Taxes of the Company and its Subsidiaries for a Straddle Period that relates to the Pre-Closing Tax Period shall be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the taxable period ending on the Closing Date and the denominator of which is the number of days in such Straddle Period. For purposes of computing the Income Taxes attributable to the two (2) portions of a taxable period pursuant to this Section 9.03, (i) all transactions not expressly contemplated by this Agreement occurring outside the ordinary course of business on the Closing Date after the Closing shall be allocated to the post-Closing portion of any Straddle Period or the taxable period beginning on the date after the Closing Date, as the case may be, and (ii) the amount of any item that is taken into account only once for each taxable period (e.g., the benefit of graduated tax rates, exemption amounts, etc.) shall be allocated between the two (2) portions of the period in proportion to the number of days in each portion.

.9.04 Transfer Taxes. At the Closing or, if due thereafter, promptly when due, all gross receipts, transfer Taxes, gains Taxes, real property transfer Taxes, sales Taxes, use Taxes, excise Taxes, stamp Taxes, conveyance Taxes and any other similar Taxes applicable to, arising out of or imposed upon the transactions contemplated hereunder shall be paid 50% by the Purchaser and 50% by the Seller. The Purchaser shall prepare any Tax Returns with respect to such Taxes, and the Seller shall cooperate with the Purchaser in the preparation of such Tax Returns.
.9.05 Cooperation on Tax Matters.
(a)The Purchaser, on the one hand, and the Seller, on the other hand, and their respective Affiliates shall cooperate in (i) the preparation of all Tax Returns for any Tax periods and (ii) the conduct of any Tax Proceeding, for which one (1) party could reasonably require the assistance of the other party in obtaining any necessary information. Such cooperation shall include, but not be limited to, furnishing prior years' Tax Returns or return preparation packages of the Company or its Subsidiaries illustrating previous reporting practices or containing historical information relevant to the preparation of such Tax Returns, and furnishing such other information within such party's possession requested by the other party as is relevant to the preparation of the Company's or its Subsidiaries' Tax Returns or the conduct of the Tax Proceeding. Such cooperation and information also shall include making employees and representatives reasonably available for discussion of such Tax matters and promptly forwarding copies of appropriate notices and forms or other communications received from or sent to any Governmental Body which relate to the Company or any Subsidiary (including in regard to any Tax Proceeding), and providing copies of all relevant Tax Returns, together with accompanying schedules and related workpapers, documents relating to rulings or other determinations by any Governmental Body and records concerning the ownership and tax basis of property, which the requested party may possess. The Purchaser and the Seller further agree, upon request, to use their commercially reasonable efforts to obtain any certificate or other document from any taxing authority or any other Person or take any other action as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed on any party (including with respect to the transactions contemplated by this Agreement).
(b)The Purchaser shall promptly notify the Seller in writing upon receipt by the Purchaser or any of its Affiliates (including the Company) of notice of any pending or threatened Tax Proceeding relating to any taxable period ending on or prior to the Closing Date or any Straddle Period, in each case, relating to the Company or its Subsidiaries. At its election, the Seller (at its sole cost and expense) shall control any Tax Proceeding for which the Purchaser, B G Staff Services, the Company, any of the Company's Subsidiaries, or any Affiliate thereof may be indemnified pursuant to Section 8.01 of this Agreement; provided, however, that (i) the Seller may not assume and conduct the Tax Proceeding if (A) the assumption of the Tax Proceeding by the Seller would reasonably be expected to cause the Purchaser's coverage under the R&W Insurance Policy to be adversely affected, (B) the amount in question relating to such Tax Proceeding is reasonably likely to exceed the Indemnification Escrow Funds available to satisfy in full the Indemnified Taxes from the Tax Proceeding or the resolution of the Tax Proceeding may have a material adverse impact on the Taxes in a period beginning after a Pre-Closing Tax Period, and (ii) prior to assuming control of the Tax Proceeding, the Seller shall first verify to the Purchaser in writing that the Seller will indemnify the Purchaser (with no reservation of any rights, but subject to all of the limitations on any claims contained in Sections 8.01 and 8.02) for Indemnified Taxes relating to such Tax

Proceeding. The Purchaser shall control all other Tax Proceedings with respect to the Company or any Subsidiary. The controlling party shall consult with the non-controlling party regarding any Tax Proceeding it controls with respect to the Company or any Subsidiary to the extent that the Purchaser may be indemnified pursuant to Section 8.01, and provide the non-controlling party with information and documents related thereto, permit the non-controlling party or its representative to attend any such Tax Proceeding (to the extent permitted by the taxing authority), and not settle any such issue without the consent of the non-controlling party (which consent shall not be unreasonably withheld, conditioned or delayed).
.9.06 Section 338 or Section 336 of the Code. No party to this Agreement shall make an election under Section 338 or Section 336 of the Code with respect to the transactions contemplated by this Agreement.
.9.07 Post‑Closing Transactions Not in the Ordinary Course. The Purchaser agrees to report all transactions not in the ordinary course of business occurring on the Closing Date after the Purchaser's purchase of the Shares as occurring on the day following the Closing Date to the extent permitted by Law.
.9.08 No Intermediary Transaction Tax Shelter. The Purchaser shall not take any action or cause any action to be taken with respect to the Company subsequent to the Closing that would cause the transactions contemplated hereby to constitute part of a transaction that is the same as, or substantially similar to, the "Intermediary Transaction Tax Shelter" described in Internal Revenue Service Notice 2001‑16, 2001 1 C.B. 730, and Internal Revenue Service Notice 2008‑20 I.R.B. 2008 6 (January 17, 2008), and Internal Revenue Service Notice 2008‑111 I.R.B. 1299 (December 1, 2008).

ARTICLE X
MISCELLANEOUS
.10.01 Press Releases and Communications. No press release or public announcement related to this Agreement or the transactions contemplated herein shall be issued or made without the joint approval of the Purchaser and the Seller, unless required by Law or applicable stock exchange requirements (in the reasonable opinion of counsel) in which case the Purchaser and the Seller shall have the right to review and comment on such press release or announcement prior to publication; provided, that the Seller shall be entitled to communicate with and may disclose the terms and the existence of this Agreement and the transactions contemplated herein to its Affiliates in order that such Persons may provide information about the subject matter of this Agreement and the transactions contemplated herein to their respective current and prospective direct or indirect equity owners, investors and limited partners in connection with their fundraising and reporting activities to the extent such Persons are bound by a reasonable obligation of confidentiality to the Seller or one of its Affiliates. For the avoidance of doubt, each party hereto may make announcements to their respective employees or other business relations that are not inconsistent in any material respects with the parties' prior public disclosures regarding the transactions contemplated by this Agreement.
.10.02 Expenses. Except as otherwise provided herein, all fees, costs and expenses (including fees, costs and expenses of legal counsel, investment bankers, brokers or other representatives and consultants and appraisal fees, costs and expenses, and travel, lodging, entertainment and associated expenses) incurred in connection with the negotiation and performance of this Agreement, the Seller Documents, the Company Documents and the Purchaser Documents, and the consummation of the transactions contemplated hereby and thereby (a) by the Company and its Subsidiaries or by the Seller shall be paid by the Seller, or (b) by the Purchaser shall be paid by the Purchaser.
.10.03 Notices. Except as otherwise expressly provided herein, all notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given (a) when personally delivered, (b) when transmitted by electronic mail (without notification as to a failed transmission), (c) the day following the day (except if not a Business Day, then the next Business Day) on which the same has been delivered prepaid to a reputable national overnight air courier service or (d) the third Business Day following the day on which the same is sent by certified or registered mail, postage prepaid, in each case to the respective parties hereto at the address set forth below, or at such other address as such party may specify by written notice to the other party hereto:

Notices to the Purchaser or, following the Closing, the Company:

BG Staffing, LLC 5850 Granite Parkway, Suite 730 Plano, Texas 75024 Attention:Beth A. Garvey Dan Hollenbach Email:bgarvey@bgstaffing.com dhollenbach@bgstaffing.com with a copy to:

Norton Rose Fulbright US LLP 2200 Ross Avenue, Suite 3600 Dallas, Texas 75201 Attention:Paul S. Conneely Email:paul.conneely@nortonrosefulbright.com

Notices to the Seller:

c/o AE Industrial Partners, LP 2500 N. Military Trail, Suite 470 Boca Raton, Florida 33431 Attention:Mike Greene Kirk Konert Email:mgreene@aeroequity.com and kkonert@aeroequity.com with a copy to:

Kirkland & Ellis LLP
300 North LaSalle Street
Chicago, Illinois 60654
Attention:Jeremy S. Liss, P.C. and Matthew S. Arenson, P.C.Dan Hoppe
Email: jeremy.liss@kirkland.com
matthew.arenson@kirkland.com
                        dan.hoppe@kirkland.com

.10.04 Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, except that neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned or delegated by the Purchaser, the Company or the Seller without the prior written consent of the other parties; provided, that each of the Purchaser, the Company and the Seller may assign their respective rights under this Agreement to their lenders as collateral security for their obligations under any of their secured debt financing arrangements; provided, further, that no assignment shall relieve the assigning party of any of its obligations hereunder.
.10.05 Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law and, except as provided in Section 7.05, if any provision of this Agreement is held to be prohibited by or invalid under applicable Law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.
.10.06 Construction. The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any Person. The headings of the sections and paragraphs of this Agreement have been inserted for convenience of reference only and shall in no way restrict or otherwise modify any of the terms or provisions hereof. The specification of any dollar amount or the inclusion of any item in the representations and warranties contained in this Agreement, the Disclosure Schedules or exhibits is not intended to imply that the amounts, or higher or lower amounts, or the items so included, or other items, are or are not required to be disclosed (including whether such amounts or items are required to be disclosed as material or threatened) or are within or outside of the ordinary course of business, and no party shall use the fact of the setting of the amounts or the fact of the inclusion of any item in this Agreement, the Disclosure Schedules, or exhibits in any dispute or controversy between the parties hereto as to whether any obligation, item or matter not set forth or included in this Agreement, the Disclosure Schedules, or exhibits is or is not required to be disclosed (including whether the amount or items are required to be disclosed as material or threatened) or is within or outside of the ordinary course of business for purposes of this Agreement. In addition, matters reflected in the Disclosure Schedules are not necessarily limited to matters required by this Agreement to be reflected in the Disclosure Schedules. Such additional matters are set forth for informational purposes only and do not necessarily include other matters of a similar nature. The information contained in this Agreement, in the Disclosure Schedules, and exhibits hereto is disclosed solely for purposes of this Agreement, and no information contained herein or therein shall be deemed to be an admission by any party hereto to any third party of any matter whatsoever (including any violation of Law or breach of contract). The Disclosure Schedules have been arranged in separate sections which are identified in the representations and warranties in Article III and Article IV. Information disclosed on one section of the Disclosure Schedules shall be deemed to be disclosed on another section of the Disclosure Schedules or be deemed to be an exception to another representation and warranty in Article III or Article IV, in each case, if the relevance of such information to such other section of the Disclosure Schedules is reasonably apparent on its face. Capitalized terms used in the Disclosure Schedules and not otherwise defined therein have the meanings given to them in this Agreement.
.10.07 Amendment and Waiver. Except as provided herein, any provision of this Agreement or the Disclosure Schedules or exhibits hereto may be amended or waived only in a writing signed by the Purchaser, the Company and the Seller. No waiver of any provision hereunder or any breach or default thereof shall extend to or affect in any way any other provision or prior or subsequent breach or default.
.10.08 Complete Agreement. This Agreement and the other agreements, instruments, and documents contemplated hereby or executed in connection herewith contain the complete agreement between the parties hereto and supersede any prior understandings, agreements or representations (including the Confidentiality Agreement) by or between the parties hereto, written or oral, which may have related to the subject matter hereof in any way, including any letter of intent. In the event an ambiguity or question of intent or interpretation arises with respect to this Agreement, the terms and provisions of the execution version of this Agreement will control and prior drafts of this Agreement and the documents referenced herein will not be considered or analyzed for any purpose (including in support of parol evidence proffered by any Person in connection with this Agreement) and will be deemed not to provide any evidence as to the meaning of the provisions hereof or the intent of the parties hereto.
.10.09 Third‑Party Beneficiaries. Section 6.02 shall be enforceable by each of the current and former officers, directors or similar functionaries of the Company and its Subsidiaries and his or her heirs and representatives. Except as otherwise expressly provided herein (including the last sentence of this Section 10.09), nothing expressed or referred to in this Agreement will be construed to give any Person other than the parties to this Agreement, and, for purposes of Section 6.02, each of the current and former officers, directors or similar functionaries of the Company and its Subsidiaries and his or her heirs and representatives, any legal or equitable right, remedy, or claim under or with respect to this Agreement or any provision of this Agreement. The Purchaser Indemnified Parties and the Seller Indemnified Parties are third party beneficiaries of Article VIII hereof.
.10.10 Counterparts. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments hereto or thereto, may be executed in two (2) or more counterparts, all of which shall constitute one and the same instrument. Any such counterpart, to the extent delivered by means of a facsimile machine or by .pdf, .tif, .gif, .jpeg or similar attachment to electronic mail (any such delivery, an "Electronic Delivery") shall be treated in all manner and respects as an original executed counterpart and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. At the request of any party hereto, each other party hereto or to any signed agreement or instrument entered into in connection with this Agreement, or any amendments hereto or thereto, shall re-execute the original form of this Agreement, or the applicable signed agreement, instrument or amendment, and deliver such form to all other parties hereto or thereto. No party hereto shall raise the use of Electronic Delivery to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of Electronic Delivery as a defense to the formation of a contract, and each such party forever waives any such defense, except to the extent such defense relates to lack of authenticity. Minor variations in the form of the signature page, including footers from earlier versions of this Agreement or any such other document, will be disregarded in determining a party's intent or the effectiveness of such signature.
.10.11 GOVERNING LAW; CHOICE OF LAW. ALL ISSUES AND QUESTIONS CONCERNING THE CONSTRUCTION, VALIDITY, INTERPRETATION AND ENFORCEABILITY OF THIS AGREEMENT AND THE SCHEDULES ATTACHED HERETO AND THE PERFORMANCE OF THE OBLIGATIONS IMPOSED HEREUNDER SHALL BE INTERPRETED AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE. ANY AND ALL ACTIONS AND CAUSES OF ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT, WHETHER SOUNDING IN CONTRACT, TORT OR STATUTE, SHALL BE GOVERNED BY THE LAWS OF THE STATE OF DELAWARE, INCLUDING ITS STATUTES OF LIMITATIONS (EXCEPT AS OTHERWISE EXPRESSLY SET FORTH HEREIN), WITHOUT GIVING EFFECT TO ANY CHOICE OF LAW OR CONFLICT OF LAW RULES OR PROVISIONS (WHETHER OF THE STATE OF DELAWARE OR ANY OTHER JURISDICTION) THAT WOULD RESULT IN THE APPLICATION OF THE LAWS OR STATUTE OF LIMITATIONS OF A JURISDICTION OTHER THAN THE STATE OF DELAWARE.
.10.12 Arbitration; WAIVER OF JURY TRIAL.
(a)Except for disputes, controversies or claims arising under Section 2.04 or Article IX (which will be resolved in accordance with the dispute resolution provisions set forth therein), for other claims seeking equitable relief (for which the provisions of Section 10.18 will be applicable) or as otherwise explicitly set forth in an ancillary agreement entered into in connection herewith, all disputes, controversies or claims arising out of or relating to this Agreement or the transactions contemplated hereby (whether in contract, tort, equity or otherwise), including the arbitrability of any dispute or controversy that cannot be settled by mutual agreement will be finally settled by binding arbitration appointed in accordance with the JAMS Comprehensive Arbitration Rules & Procedures ("JAMS") and this Section 10.12. Any party hereto aggrieved will deliver a written notice to the other party setting forth the specific points in dispute. Any points remaining in dispute twenty (20) days after the giving of such notice may, upon ten (10) days' notice to the other party, be submitted to JAMS arbitration conducted before a panel of three (3) arbitrators in such place as the parties hereto shall agree in writing or, if they are unable to promptly agree, as the arbitrators shall determine. The Purchaser and the Seller will each appoint one (1) arbitrator (the "Party-Appointed Arbitrators") and the Party-Appointed Arbitrators will appoint the third and presiding arbitrator within fourteen (14) days of the appointment of the second arbitrator; provided, that, any arbitrator not timely appointed herein will be appointed in accordance with the JAMS upon the written demand of any party to the dispute. The arbitrators may enter a default decision against any party that fails to participate in the arbitration proceedings.
(b)The decision of the arbitrators on the points in dispute will be final, unappealable and binding, and judgment on the award may be entered in any court having jurisdiction thereof. The arbitrators will only be authorized to interpret the provisions of this Agreement, and will not amend, change or add to any such provisions. The parties hereto agree that this provision has been adopted by the parties to rapidly and inexpensively resolve any disputes between them and that this provision will be grounds for dismissal of any court action commenced by any party with respect to this Agreement (other than disputes, controversies or claims arising under Section 2.04 or Article IX (which will be resolved in accordance with the dispute resolution provisions set forth therein) or other claims seeking equitable relief (for which the provisions of Section 10.18 will be applicable)). In the event that any court determines that this arbitration procedure is not binding, or otherwise allows any litigation regarding a dispute, claim, or controversy covered by this Agreement to proceed, the parties hereto hereby waive any and all right to a trial by jury in or with respect to such litigation.
(c)The arbitrators shall award to the prevailing party, if any, the costs and attorneys' fees reasonably incurred by the prevailing party in connection with the arbitration of any controversy under this Section 10.12 and the enforcement of its rights under this Agreement and, if the arbitrators determine a party to be the prevailing party under circumstances where the prevailing party won on some but not all of the claims and counterclaims, the arbitrators may award the prevailing party an appropriate percentage of the costs and attorneys' fees reasonably incurred by the prevailing party in connection with the arbitration and the enforcement of its rights under this Agreement.
(d)The parties hereto and the arbitrators will keep confidential, and will not disclose to any person, except the parties' advisors and legal representatives, or as may be required by law, the existence of any controversy under this Section 10.12, the referral of any such controversy to arbitration or the status or resolution thereof.
(e)The parties hereto may seek any interim or conservatory relief, including an injunction or injunctions to prevent breaches of this Agreement in the Court of Chancery of the

State of Delaware; provided, however, that if such court does not have jurisdiction over any such action or proceeding, such action or proceeding will be heard and determined exclusively in any Delaware state or federal court sitting in the City of Wilmington, Delaware, this being in addition to any other remedy to which such party is entitled at law or in equity. The application of a party to an above-mentioned judicial authority for such measures or for the implementation of any such measures ordered by an arbitral tribunal will not be deemed to be an infringement or a waiver of Section 10.12 and will not affect the relevant powers reserved to the arbitral tribunal.
(f)Each party hereby irrevocably consents to the service of process by registered mail or personal service.
(g)EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY IN ANY ACTION, SUIT OR PROCEEDING (I) ARISING UNDER THIS AGREEMENT OR (II) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO IN RESPECT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS RELATED HERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE (INCLUDING, FOR THE AVOIDANCE OF DOUBT, ANY SEEKING EQUITABLE RELIEF).
.10.13 Legal Representation. Following consummation of the transactions contemplated hereby, the Company and its Subsidiaries' current and former legal counsel (including Kirkland & Ellis LLP ("K&E LLP")) (each, "Company Counsel") may serve as counsel to the Seller and its Non‑Recourse Parties, in connection with any litigation, claim or obligation arising out of or relating to this Agreement or the transactions contemplated by this Agreement notwithstanding such representation or any continued representation of any other Person (including the Seller, the AEI Consultant and their respective Affiliates), and each of the parties hereto (on behalf of itself and each of its Non‑Recourse Parties) consents thereto and waives any conflict of interest arising therefrom. The decision to represent any of the Seller and its Non‑Recourse Parties shall be solely that of any such Company Counsel. Any attorney‑client privilege, work product protection or expectation of confidentiality arising out of or as a result of any Company Counsel's representing of the Company or any of its Subsidiaries in any matter relating (i) to the Seller, the AEI Consultant and their respective Affiliates (other than the Company or any of its Subsidiaries) or (ii) in connection with the transactions contemplated by this Agreement (collectively, the "Privileges") shall survive the Closing and shall remain in full force and effect; provided, that notwithstanding anything to the contrary in this Agreement or any Company Document or Seller Document, the Privileges and all information, data, documents or communications, in any format and by whomever possessed, covered by or subject to any of the Privileges (collectively, "Privileged Materials") shall, from and after the Closing, automatically be assigned and exclusively belong to, and be controlled by, the Seller. For the avoidance of doubt, as to any Privileged Materials, the Purchaser and the Company, together with any of their respective Affiliates, successors or assigns, agree that no such party may use or rely on any of the Privileged Materials in any action or claim against or involving any of the parties hereto or any of their respective Non‑Recourse Parties after the Closing, and the Seller, the AEI Consultant and their respective Affiliates shall have the right to assert any of the Privileges against the Company and its Subsidiaries. The Company further agrees that, on its own behalf and on behalf of its Subsidiaries, any Company Counsel's retention by the Company or any of its Subsidiaries shall be deemed completed and terminated without any further action by any Person effective as of the Closing. The Company shall cause each of its future direct and indirect

Subsidiaries and its and their successors and assigns that are not signatories to this Agreement to fulfill and comply with the terms of this Section 10.13 and take any and all other steps necessary to effect the agreements in this Section 10.13.
.10.14 Post-Closing Attorney-Client Matters. Each party to this Agreement acknowledges that (a) one or more of the Company, its Subsidiaries and the Seller have retained K&E LLP to act as their counsel in connection with the Transaction as well as other past and ongoing matters, (b) K&E LLP has not acted as counsel for any other Person in connection with the Transaction, and (c) no Person other than the Company, its Subsidiaries, and the Seller has the status of a K&E LLP client for conflict of interest or any other purpose as a result thereof. The Purchaser (1) waives and will not assert, and will cause each of its Subsidiaries (including the Company and its Subsidiaries) to waive and not assert, any conflict of interest relating to K&E LLP's representation after the Closing of the Seller or the Seller's Affiliates in any matter involving the Transaction (including any litigation, arbitration, mediation, or other proceeding), and (2) consents to, and will cause each of its Subsidiaries (including the Company and its Subsidiaries) to consent to, any such representation, even though in each case (x) the interests of the Seller and/or the Seller's Affiliates may be directly adverse to the Purchaser, the Company, or any of their Subsidiaries, (y) K&E LLP may have represented the Company or its Subsidiaries in a substantially related matter, or (z) K&E LLP may be handling other ongoing matters for the Purchaser, the Company or any of their respective Subsidiaries.
.10.15 Sources of Recovery; Non-Recourse Parties.
(a)The Purchaser hereby agrees and acknowledges that its right to any payment to be made pursuant to Article VIII (together with the Purchaser's rights under the Escrow Agreement with respect to the Indemnification Escrow Amount) shall be the Purchaser Indemnified Parties' sole and exclusive source of recovery for any amounts owing to the Purchaser pursuant to Article VIII.
(b)The Purchaser hereby agrees and acknowledges that its right to any payment to be made pursuant to Section 2.04(f)(i) (together with the Purchaser's rights under the Escrow Agreement with respect to the Purchase Price Adjustment Escrow Amount) shall be the Purchaser's sole and exclusive source of recovery for any amounts owing to the Purchaser pursuant to Section 2.04(f)(i).
(c)The Purchaser hereby acknowledges and agrees that, except as expressly provided in the foregoing Sections 10.15(a) and 10.15(b), none of the Seller Indemnified Parties shall have any liability, responsibility or obligation arising under this Agreement or any exhibit or Schedule hereto, or any ancillary agreement, certificate or other document entered into, made, delivered, or made available in connection herewith, or as a result of any of the transactions contemplated hereby or thereby, such Sections 10.15(a) and 10.15(b), being the sole and exclusive remedy for all claims, disputes and losses arising hereunder or thereunder or in connection herewith or therewith, whether purporting to sound in contract or tort, or at law or in equity, or otherwise.
(d)Notwithstanding any provision of this Agreement or otherwise, the parties to this Agreement agree on their own behalf and on behalf of their respective Subsidiaries and Affiliates that no Non‑Recourse Party of a party to this Agreement shall have any liability relating to this Agreement or any of the transactions contemplated herein except to the extent agreed to in writing by such Non‑Recourse Party.

(e)Notwithstanding anything in this Agreement (including this Section 10.15) to the contrary, nothing in this Agreement shall limit any Person's (i) right to seek and obtain equitable relief pursuant to Section 10.18 or seek and obtain any remedy on account of any Person's Fraud or (ii) rights under the R&W Insurance Policy or preclude any Person from making a claim thereunder.
.10.16 Deliveries to the Purchaser. The Purchaser agrees and acknowledges that all documents or other items delivered in writing (including by electronic mail) to the Purchaser or its representatives in connection with the transactions contemplated by this Agreement or uploaded and made available in the Project Bono Firmex data room maintained by Bowstring on behalf of the Company on or before the date that is one (1) Business Day prior to the date hereof shall be deemed to have been delivered, provided or made available to the Purchaser or its representatives for all purposes hereunder.
.10.17 Conflict Between Transaction Documents. The parties hereto agree and acknowledge that to the extent any terms and provisions of this Agreement are in any way inconsistent with or in conflict with any term, condition or provision of any other agreement, document or instrument contemplated hereby, this Agreement shall govern and control.
.10.18 Specific Performance.
(a)The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that money damages or legal remedies would not be an adequate remedy for any such damages. Therefore, it is accordingly agreed that each party shall be entitled to enforce specifically the terms and provisions of this Agreement, or to enforce compliance with, the covenants and obligations of any other party, in any court of competent jurisdiction, and appropriate injunctive relief shall be granted in connection therewith. Any party seeking an injunction, a decree or order of specific performance shall not be required to provide any bond or other security in connection therewith and any such remedy shall be in addition and not in substitution for any other remedy to which such party is entitled at law or in equity.
(b)The parties shall not assert that a remedy of specific performance or other equitable relief is unenforceable, invalid, contrary to law or inequitable for any reason, and shall not assert that a remedy of monetary damages would provide an adequate remedy or that the parties otherwise have an adequate remedy at law. No party pursuing an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 10.18 will be required to provide any bond or other security in connection therewith.
.10.19 Relationship of the Parties. Nothing in this Agreement shall be deemed to constitute the parties hereto as joint venturers, alter egos, partners or participants in an unincorporated business or other separate entity, nor in any manner create any principal‑agent, fiduciary or other special relationship between the parties hereto. No party shall have any duties (including fiduciary duties) towards any other party hereto except as specifically set forth herein.

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IN WITNESS WHEREOF, the parties hereto have executed this Securities Purchase Agreement on the date first above written.

The Company:
EDGEROCK TECHNOLOGIES HOLDINGS, INC.

By: /s/ Stephen Sorrentino Name: Stephen Sorrentino Title: Chief Financial Officer

The Seller:
CDI HOLDING COMPANY, LLC

By: /s/ Craig H. Lewis Name: Craig Lewis Title: Vice President

The Purchaser:
BG STAFFING, LLC

By: /s/ Beth Garvey Name: Beth Garvey Title: President and Chief Executive Officer

Signature Page to Securities Purchase Agreement